London | 17 May 2018: National Grid, a leading energy transmission and distribution company, today announces its Full Year results.

nationalgrid

Report for the year ended 31 March 2018

Operational Highlights

- Strong operational performance across the Group
- US regulated Return on Equity at 95% of allowed rate, better than target
- Continued UK outperformance generated around £540m of customer savings in the first five years of RIIO
- Good progress in NG Ventures, with increased interconnector investment
- Continued execution of our strategy with option agreement on remaining 25% stake in Cadent

Financial Highlights

- Underlying operating profit up 4% to £3.5bn (6% at constant currency); statutory operating profit up 9% to £3.5bn
- Underlying EPS of 60.4p, (up 3% on 2017 adjusted for Cadent pro forma)
- Headline EPS of 59.5p (statutory EPS of 103.8p)
- Group RoE of 12.3% (2017: 11.7%)
- Significant capital investment of £4.3bn, up 14% at constant currency
- Asset growth of 6%
- Recommended full year dividend of 45.93p

Financial Summary

Year ended 31 March – continuing operations only

	Statutory results			Headline[1]		
	2018	2017	% change	2018	2017	% change
Operating profit (£m)	3,493	3,208	9	3,457	3,773	(8)
Profit before tax (£m)	2,708	2,184	24	2,650	2,807	(6)
Earnings Per Share (p)	103.8	48.1	116*	59.5	56.9	5
Capital Investment (£m)	4,251	3,862	10			

* Includes 43.7p for the impact of £1.5bn exceptional accounting credit relating to US tax reform

	Underlying (including Cadent pro forma)[1,2]		
	2018	2017	% change
Operating profit (£m)	3,495	3,375	4
Profit before tax (£m)	2,688	2,582	4
Earnings Per Share (p)	60.4	58.6	3

John Pettigrew
Chief Executive

"We delivered strong operational and financial performance in 2017/18. Our networks achieved high levels of reliability and safety and we increased customer driven investment to £4.3 billion. The US business continued to make significant progress enabling record levels of investment. In the UK, we continued to deliver incentive outperformance generating significant cost savings for customers. Consistent with our strategy, we continued the repositioning of our portfolio towards stronger growth with the recent agreement for the potential sale of our remaining interest in Cadent.

Looking ahead, National Grid expects growth at the top end of the 5-7% range for the medium term, and at least 7% in the near term, which we will deliver with continued capital discipline and improved efficiency across the Group. The business is well positioned with a balanced portfolio and an efficient balance sheet that underpins asset and dividend growth."

[1] *'Headline' - (also referred to as 'Adjusted') – represents statutory results excluding exceptional items and remeasurements. 'Underlying' represents Headline* results additionally excluding timing and major storms. These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 14 and reconciliations of these measures on pages 42 to 44.

[2] Underlying (including Cadent pro forma) – This measure is used to aid comparability year on year by showing what our Underlying results would have looked like had the disposal of the 61% interest in our UK Gas Distribution business occurred at the start of the earliest comparative period rather than at 31 March 2017. The basis used for the Cadent pro forma is explained in more detail on page 14.

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National Grid 2017/18 Full Year Results Statement

Contacts

Investor Relations

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Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com. A replay will be available soon after the event ends.

Live telephone coverage of the analyst presentation at 09:15

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The 2018 Annual Report and Accounts (ARA) is expected to be publicly available on 4 June 2018. You can view or download the ARA from National Grid's website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com

Use of Alternative Performance Measures

Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on page 39.

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National Grid 2017/18 Full Year Results Statement 2017/18 OVERVIEW A year of significant progress and increased investment National Grid continued to deliver strong operational performance for customers throughout the year with high standards of network availability and reliability, reflecting the benefit of the Group’s disciplined investment in new infrastructure. Our safety and reliability performance remains core and last year we made further progress evolving our safety plans. We have consistently delivered on these plans which has enabled us to achieve an employee lost time injury frequency rate of 0.103, a level that is consistent with world-class safety performance. In the year we also delivered an increased level of investment in critical infrastructure, investing £4.3 billion, an increase of 14% at constant currency4. The capital spend, when combined with RPI inflation, drove asset growth of 6% which we achieved whilst maintaining a strong Return on Equity at 12.3% for the Group. The reshaping of the business has continued, underpinning our objective of a portfolio that can grow sustainably. In May, we announced an agreement on the potential sale of the remaining 25% stake we hold in Cadent with Quadgas. The terms of the agreement are broadly similar to the 14% option agreed as part of the original sale, with the put and call option expected to be exercised between March and October 2019. We expect the cash proceeds from the potential sale of the 25% to be approximately £1.2 billion, to be retained in the business to help deliver our growth strategy. Significant operational and financial progress in the US Our US business delivered another year of improved performance in 2017/18 with strong financial and operational performance in a regulatory environment that is supporting strong asset growth. We faced a challenging winter with major storms across all our jurisdictions. In October, we had to restore power to over 530,000 customers following one of the most severe storms in recent years. In March, we had three back-to-back Nor’Easters, and our crews worked round the clock restoring the vast majority of customers in each of the storms within 72 hours. The majority of the restoration costs of £142 million will be recovered via our existing regulatory mechanisms. A key commitment was to continue our recent trend of improved returns with a goal to deliver 90% of the allowed Return on Equity for fiscal year 2017/18. We achieved more than this, delivering 95% of our allowed Return on Equity whilst also delivering strong rate base growth of 7.4% in the US. During the year, Massachusetts Electric, KEDNY and KEDLI all operated under new rates, and we also completed a successful rate case for Niagara Mohawk (NiMo) with new rates in effect from 1 April 2018. The NiMo agreement, which covers $6.1 billion of rate base, allows a Return on Equity of 9.0%, and $2.5 billion of capital investment over three years. In November, we submitted rate cases for our Massachusetts Gas and Rhode Island businesses, and expect to have updated rates in place by October 2018. Both filings are progressing well, with the evidentiary hearing for Massachusetts Gas due to conclude later this month and the same hearings for Rhode Island starting in June. With the completion of these rate filings we will have new rates for our entire US rate base, contributing to improvements in performance and allowing us to achieve returns as close to the allowed level as possible. 3 Employee lost time injury frequency rate per 100,000 hours worked. 4 Our results are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. This basis is explained in more detail on page 39. 3

National Grid 2017/18 Full Year Results Statement In December 2017, US tax reform was announced. Tax is a pass-through cost, therefore the reduction in the corporation tax rate from 35% to 21% will be significantly beneficial for customers and economically neutral for utilities. However, there will be some implications on cashflows resulting from lower bill collections, as there is little or no offset in cash tax paid due to our current net operating loss position for the purposes of calculating taxable profits in the US. To date, we reduced our revenue requests by $180 million across the three operating companies that were undergoing rate filings at the time the legislation was enacted (NiMo, Massachusetts Gas, Rhode Island) as well as for our FERC businesses. We remain in discussion with regulators for the remaining US businesses. In addition, we expect to return $2 billion of existing deferred tax liabilities over 20 to 30 years, which represents amounts previously collected from customers based on the higher rate of 35%. For further detail please refer to page 29. With increased levels of investment in the US we have established a capital delivery centre of excellence, similar to that established in the UK in 2013, to ensure the efficient delivery of our capital programme. This function is already having an impact on helping the US to deliver on certain construction projects, such as the Metropolitan Reliability Infrastructure project, which is a $280 million, five-year development running through the heart of Brooklyn, New York. We are ahead of the initial build schedule, and when complete this project will significantly improve the reliability of our network in this congested part of our service territory. Solid UK performance Both our UK electricity and gas transmission businesses continued to deliver high levels of performance in 2017/18. In the five years since RIIO was introduced, we have generated approximately £540 million of customer savings which will help to reduce bills over a number of years. In 2017/18, we delivered 200 bps of outperformance through efficiency and performance optimisation. We completed the first phase of the London Power Tunnels generating around £80 million of efficiency savings. This is a significant landmark in re-wiring the capital to provide sufficient resilience and capacity as London continues to grow. In March, Ofgem launched their framework consultation for RIIO-T2, which is another important step in the process leading to a new price control in April 2021. We have recently responded to the Consultation document which contained a wide range of options. Our key focus over the next three years is to ensure that the final package is one that provides an appropriate balance between risk and reward, drives innovation and efficiency through incentivisation, ensures financeability of our networks and benefits all parties through improved affordability. The next step will be Ofgem’s decision on the framework this summer, and the publication in the autumn of the methodology for the sector-specific price controls. In January, Ofgem published their ‘minded-to’ position on the Hinkley-Seabank connection, which represents almost £800 million of capital investment. We were disappointed with the financial parameters for the project proposed and submitted a response to Ofgem, as did other industry participants. Whilst the annualised capex is relatively small we did not view Ofgem’s position as one that fairly balances the risk and reward for this complex project. Ofgem is expected to announce its decision on this consultation in the summer, after which we will consider all options available to us. Finally, last August we received clarity on the role of the Electricity System Operator (ESO). Work is underway to legally separate the ESO and this is expected to complete by April 2019. Progress in National Grid Ventures National Grid Ventures delivered a solid performance in 2017/18, with good progress on the interconnector projects. 4

National Grid 2017/18 Full Year Results Statement On our Nemo project, the electricity link between the UK and Belgium, we have laid 80% of the 140 kilometre cable and the project is on plan to be operational in FY19. The North Sea Link (NSL) project is due to be operational in FY22. We have started cable laying from the UK end and recently began construction on convertor stations. Work has also started on the second French interconnector with the convertor station construction beginning summer 2018/19, and the link expected to be operational in FY21. Property results continue to improve The Property business delivered a higher level of operating profit at £84 million with further sales in the year, most notably our Staines and York sites. In March this year, St. William, our joint venture with the Berkeley Group, reached the top floor of its first building at the Prince of Wales Drive site in Battersea. This is a significant milestone for the scheme which will deliver almost one thousand new homes in London when completed. Group RoE of 12.3% Group Return on Equity of 12.3% (2016/17: 11.7%) was 60 bps higher than last year, primarily driven by improved US revenues. In the UK, the regulated businesses delivered returns of 12.1%, including an assumption of 3% long-run average Retail Price Index (RPI) inflation. US Return on Equity, at 95% of the allowed return, increased to 8.9% reflecting a full year of new rates in three of our US businesses and operational efficiencies. National Grid Ventures and Other activities delivered a solid performance and operated in line with expectations. 5

National Grid 2017/18 Full Year Results Statement

GROWTH AND VALUE ADDED

A balanced portfolio to deliver asset and dividend growth

National Grid aims to provide best value to shareholders through maintaining a portfolio of businesses that offer an attractive combination of growth and cash returns.

Our focus has been to deliver 5-7% asset growth assuming long-run average UK RPI inflation of 3%. Compared to our recent rate of around 5%, the Group is now entering a period of stronger growth. We expect asset growth to be sustained at the top end of the 5-7% range for the medium term, and of at least 7% in the near term. This is being driven by:

- The sale of our UK Gas Distribution stake reshaping the portfolio towards higher growth;
- The visibility of US growth due to the successful rate filings;
- The investment in interconnectors in NG Ventures

Efficient capital structure to fund stronger growth

We have a strong balance sheet and an efficient capital structure which underpins the effective financing of the Company's growing investment programme. We expect to finance this higher rate of growth through a combination of:

- internally generated equity capital, delivered through strong returns performance in the UK and US, including from operating cost efficiencies and faster recovery of regulatory assets through rate filings and re-openers;
- cash received from the company's disposal of the remaining 39% shareholding in Cadent; and
- additional capital generated through take up of the scrip dividend option, which we put in place to support the business in periods of higher growth.

In light of this higher growth we do not expect to buy back scrip issuances in FY19 and FY20, unless we have higher than anticipated balance sheet capacity.

We believe that this high quality growth will generate attractive returns for our shareholders and underpin our long-term investment proposition of sustainable asset and dividend growth.

£4.3 billion of Capital Investment in 2017/18, 14% higher at constant currency

We continued to make significant investments in critical energy infrastructure during 2017/18. Total capital investment across the Group was £4,251 million, an increase of £534 million (14%) at constant currency, compared to the prior year.

Year ended 31 March

Group Capital Investment	At actual exchange rates			At constant currency		
(£m)	2018	2017	% change	2018	2017	% change
UK Electricity Transmission	999	1,027	(3)	999	1,027	(3)
UK Gas Transmission	310	214	45	310	214	45
US Regulated	2,424	2,247	8	2,424	2,113	15
NG Ventures and other activities[1]	518	374	39	518	363	43
Group Capital Investment	4,251	3,862	10	4,251	3,717	14

[1] NG Ventures and other activities capital investment includes equity and financing in joint ventures and associates but excludes £19m and £10m equity contribution to St William property joint venture for 2018 and 2017 respectively.

The UK regulated transmission businesses together invested a total of £1,309 million in the year, £68 million higher than the prior year. This reflects increased spend on the Gas Transmission project under the Humber Estuary and greater levels of asset health activity to maintain safe and reliable networks.

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National Grid 2017/18 Full Year Results Statement

Lower investment in Electricity Transmission reflects a combination of reduced spend on the Western HVDC Link and completion of the first phase of the London Power Tunnels.

In the US, we achieved record levels of infrastructure investment reaching a total of £2,424 million in the Regulated businesses, an increase of £311 million over 2016/17 at constant currency. This includes higher spend in KEDNY, Massachusetts Electric and Massachusetts Gas. We expect to invest $10 billion in our jurisdictions over the next three years, 90% of which is already reflected in our rate plans. Rate case outcomes for our Massachusetts Gas and Rhode Island Gas and Electric businesses, expected by October 2018, should further support the required investment to strengthen and modernise our networks. This progress has contributed significantly to the strong growth rates we are seeing now and in the medium term across our US business.

Investment in National Grid Ventures and Other activities increased by £155 million to £518 million on a constant currency basis. This reflected the start of construction on IFA2, and increased investment in Nemo which is on schedule.

Achieved asset growth of 6% compared to 5% last year

During 2017/18 our combined regulated asset base and NG Ventures and Other businesses invested capital grew by £2.0 billion or 6% on a constant currency basis, compared to an increase of 5% in the prior year.

UK RAV growth was 4.5% reflecting the continued consistent level of investment and higher levels of inflation during the year. Growth in our US rate base of 7.4% was driven by increased levels of investment offset by depreciation, deferred tax, and timing over recoveries.

Year ended 31 March

Annual asset growth (continuing operations)	At constant currency		
(£m)	2018	2017[2]	% Change
UK RAV[1]	19,059	18,234	5
US rate base	14,762	13,751	7
Total RAV and rate base	33,821	31,985	6
NG Ventures and Other businesses	2,167	1,984	9
Total	35,988	33,969	6

[1] UK RAV excludes Cadent investment.
[2] 2017 represented to include opening balance adjustments following the completion of the regulatory pack process in 2017.

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National Grid 2017/18 Full Year Results Statement

Value Added of £2.0 billion, driven by asset growth

The solid financial performance in the year is reflected in the Value Added metric. This metric reflects the key components of value delivery to shareholders, being the dividend and growth in the value of National Grid's assets, net of growth in net debt. The Value Added per share measure also reflects the funding of this growth and any dilution of the equity investment through, for example, scrip dividend take up. Value Added in the year was £2.0 billion or 57.9p per share.

Value Added			Change	
(£m constant currency)	2018	2017	2017/18	2016/17[1]
UK RAV[2]	19,059	18,234	825	1,066
US rate base	14,762	13,751	1,011	827
NG Ventures and Other businesses	2,167	1,984	183	230
Total	35,988	33,969	2,019	2,123
UK other regulated assets/liabilities	(519)	(479)	(40)	(392)
US other regulated assets/liabilities	1,921	1,487	434	18
Other	(343)	(260)	(83)	-
Total group regulated and other assets	37,047	34,717	2,330	1,749
Dividend/share repurchase in the year			1,494	1,652
Movement in Net Debt and Goodwill[3]			(1,820)	(1,460)
Value Added			2,004	1,941
Value Added per Share[4]			57.9p	51.6p

[1] 2016/17 value added calculation includes 100% share of UK Gas Distribution.
[2] 2017 Restated for opening balance adjustments following the completion of the regulatory reporting pack process in 2017.
[3] 2016/17 net debt and goodwill movement excludes the £9,871m reduction in net debt arising on the sale of UK Gas Distribution. 2017/18 net debt and goodwill movement excludes £4.0bn relating to the return of capital resulting from the sale of a stake in UK Gas Distribution.
[4] Based on 3,461m weighted average shares for 2017/18 (2016/17: 3,763m).

Value Added was higher than 2016/17, primarily due to higher operational returns on US regulated assets.

Of the £2,004 million Value Added in 2017/18, £1,316 million was paid to shareholders as cash dividends, and £178 million as share repurchases (offsetting the scrip issuance during the year) and £510 million was retained in the business.

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National Grid 2017/18 Full Year Results Statement FINANCIAL STRENGTH Credit metrics remain strong, maintain A- rating Our overall Group credit rating remains at A-/A3 (S&P/Moody’s). Group gearing, measured as net debt as a proportion of total regulatory value and other business invested capital, was 64% at 31 March 2018, compared with 62%, at constant currency, at 31 March 2017. Gearing remains at an appropriate level for the current credit rating. Retained cash flow (RCF)/adjusted net debt was 10.6% excluding one-off costs relating to the disposal of UK Gas Distribution, above the 9% level currently indicated by Moody’s as consistent with an A3 rating. Dividend increase of 3.75% recommended for 2017/18 Our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future. The Board has recommended an increase in the final dividend to 30.44p per ordinary share ($2.0606 per American Depositary Share) which will be paid to shareholders on the register as at 1 June 2018. If approved, this will bring the full year dividend to 45.93p per ordinary share, an increase of 3.75% over the 44.27p per ordinary share in respect of the financial year ending 31 March 2017. This 3.75% rise is in line with the increase in UK RPI for the twelve months to 31 March 2018 as set out in the policy announcement of 28 March 2013. During 2017/18 we repurchased 23 million shares issued under the scrip programme reducing the dilution associated with the programme. A scrip dividend alternative will again be offered in respect of the 2017/18 final dividend. Board changes In May 2018, we announced that Andrew Bonfield, Finance Director, will step down from his role with effect from the end of the Annual General Meeting on 30 July. Andy Agg, Group Tax and Treasury Director, will hold the position on an interim basis while the Board looks to identify a permanent successor. In May, we also announced that Pierre Dufour would be stepping down as Non-executive Director of the Board with effect from the end of the Annual General Meeting. In April 2018, we announced the appointment of Amanda Mesler as a Non-executive Director of the Board with effect from 17 May 2018. On appointment, Amanda joins the Audit, Finance and Nominations Committees of National Grid. As previously announced, Ruth Kelly stood down as a Non- Executive Director of the Board at the end of the 2017 Annual General Meeting on 31 July 2017. 9

National Grid 2017/18 Full Year Results Statement OUTLOOK Following the agreement of a number of regulatory filings, good financial performance is expected to continue in the US business. The UK business remains on track to deliver outperformance as expected. The contribution from National Grid Ventures and Other activities is expected to be slightly higher. Looking ahead, National Grid expects growth at the top end of the 5-7% range for the medium term, and at least 7% in the near term, which we will deliver with continued capital discipline and improved efficiency across the Group. The business is well positioned with a balanced portfolio and an efficient balance sheet that underpins asset and dividend growth. 10

National Grid 2017/18 Full Year Results Statement 2018/19 TECHNICAL GUIDANCE The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Net Revenue (excluding timing) is expected to increase by approximately £80 million compared to 2017/18, reflecting inflationary increases on base revenues and revised system operator incentives. Totex outperformance is expected to reduce marginally compared with 2017/18, offset by improved incentive performance. Overall Return on Equity outperformance is expected to remain at the top end of the 200 – 300 bps range. UK Gas Transmission Net Revenue (excluding timing) is expected to decrease, with approximately £160 million of lower revenue allowances compared to 2017/18, primarily due to the return of revenues relating to the Avonmouth project through the annual MOD adjustment5. Totex and incentive performance are both expected to be similar to the prior year. As a result Return on Equity is expected to be around the allowed level in 2018/19. UK Timing Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission is expected to under-recover by around an additional £90 million compared to 2017/18. Gas Transmission timing is expected to under-recover at a similar level to 2017/18. US Regulated operations Net Revenue (excluding timing) is expected to increase by about £80 million, with the full year benefit of new rate case filings and capex trackers, partially offset by the impact of tax reform and the adoption of IFRS15. After inflationary impacts on operating costs, we expect underlying operating profit to be relatively flat. Return on Equity for overall US Regulated operations is expected to remain at a similar level to the performance in 2017/18. US Timing US in-year timing is heavily influenced by volumetric impacts and commodity prices, particularly over the last quarter of the financial year. However, we expect payments of previously over-recovered NYSERDA balances to reduce revenue by approximately $100 million during 2018/19. National Grid Ventures and Other activities Revenue is expected to increase year-on-year, mainly due to the forecast sale of the Fulham site to St William in our Property business, subject to receiving appropriate planning consents. Profits from the Property business are expected to be almost double last year’s level as a result. This increase will be partially offset by lower revenues at Interconnexion France-Angleterre (IFA) and fewer domestic meters in the Metering business. 5 In November 2017, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations. 11

National Grid 2017/18 Full Year Results Statement Joint Ventures and Associates Our share of the Headline profit after tax of joint ventures and associates, excluding Cadent, is expected to be broadly in line with the prior year. Interest and Taxation Net finance costs in 2018/19 are expected to increase, driven by higher average net debt and the non-repeat of gains on the disposal of available for sale investments, partially offset by lower RPI. For the full year 2018/19, the effective tax rate, excluding the share of joint venture and associate post-tax profits, is expected to reduce to around 21%. Changes to accounting standards No material impact on EPS is expected following the adoption of IFRS9 and IFRS15 in 2018/19. Investment, Growth and Net Debt Overall Group capital investment for 2018/19 is expected to be at a similar level to the £4.3 billion of investment in 2017/18. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to reduce, reflecting the collection of lower tax allowances in US revenues. Net debt is expected to increase from £23.0 billion at 31 March 2018 as a result of ongoing business requirements by approximately £2.5 billion. Weighted average number of shares (WAV) is expected to reduce reflecting the full year impact of the share consolidation and share buyback programme following the distribution of the UK Gas Distribution net sale proceeds during 2017/18. We expect the share buyback and a full year’s impact of the share consolidation to have the effect of reducing WAV by approximately 70 million compared to 2017/18. This would be partially offset by the impact of any shares issued via scrip. 12

National Grid 2017/18 Full Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentary in this release is given on a headline basis at actual exchange rates for continuing operations. The use of these alternative and regulatory performance (or non-IFRS) measures is to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. For definitions and metrics see pages 38 to 46 of this statement.

Profits and earnings from continuing operations

At actual exchange rates (£m)	Statutory			Headline		
	2018 £m	2017 £m	change %	2018 £m	2017 £m	change %
UK Electricity Transmission	1,041	1,361	(24)	1,041	1,372	(24)
UK Gas Transmission	487	507	(4)	487	511	(5)
US Regulated	1,734	1,278	36	1,698	1,713	(1)
NG Ventures and Other	231	62	273	231	177	31
Total operating profit	3,493	3,208	9	3,457	3,773	(8)
Net finance costs	(745)	(1,087)	31	(974)	(1,029)	5
Share of post-tax results of JVs and associates	(40)	63	(163)	167	63	165
Profit before tax	2,708	2,184	24	2,650	2,807	(6)
Tax[6]	884	(374)	336	(589)	(666)	12
Profit after tax	3,592	1,810	98	2,061	2,141	(4)
EPS (pence)	103.8	48.1	116	59.5	56.9	5

At actual exchange rates (£m)	Underlying			Underlying (including Cadent pro forma)		
	2018 £m	2017 £m	change %	2018 £m	2017 £m	change %
UK Electricity Transmission	1,055	1,235	(15)	1,055	1,235	(15)
UK Gas Transmission	505	449	12	505	449	12
US Regulated	1,704	1,514	13	1,704	1,514	13
NG Ventures and Other	231	177	31	231	177	31
Total operating profit	3,495	3,375	4	3,495	3,375	4
Net finance costs	(974)	(1,029)	5	(974)	(1,000)	3
Share of post-tax results of JVs and associates	167	63	165	167	207	(19)
Profit before tax	2,688	2,409	12	2,688	2,582	4
Tax	(598)	(547)	(9)	(598)	(553)	(8)
Profit after tax	2,090	1,862	12	2,090	2,029	3
EPS (pence)	60.4	49.5	22	60.4	58.6	3

[6] *See explanation to 2018 statutory tax under 'Profit before tax and taxation' on page 15.*

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National Grid 2017/18 Full Year Results Statement

Profits and earnings from continuing operations

At constant currency (£m)	Headline 2018 £m	Headline 2017 £m	Headline change %	Underlying 2018 £m	Underlying 2017 £m	Underlying change %	Underlying (including Cadent pro forma) 2018 £m	Underlying (including Cadent pro forma) 2017 £m	Underlying (including Cadent pro forma) change %
UK Electricity Transmission	1,041	1,372	(24)	1,055	1,235	(15)	1,055	1,235	(15)
UK Gas Transmission	487	511	(5)	505	449	12	505	449	12
US Regulated	1,698	1,611	5	1,704	1,424	20	1,704	1,424	20
NG Ventures and Other	231	181	28	231	181	28	231	181	28
Total operating profit	3,457	3,675	(6)	3,495	3,289	6	3,495	3,289	6
Net finance costs	(974)	(984)	1	(974)	(984)	1	(974)	(955)	(2)
Share of post-tax results of JVs and associates	167	62	169	167	62	169	167	206	(19)
Profit before tax	2,650	2,753	(4)	2,688	2,367	14	2,688	2,540	6

Definitions

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are explained below and reconciled on pages 38 to 46.

Headline **(also referred to as 'Adjusted')** - In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, and profit for the year attributable to equity shareholders and EPS into two components. The first of these components is referred to as 'Headline' or alternatively as a 'business performance' measure. This is the measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors. Headline results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 3 on page 57 explains in detail the items which are excluded from our adjusted profit measures.

Underlying - This is one of the measures used by management to assess the performance of the underlying business. This measure is based on the Headline figure, but excludes the impact of timing in each year and major storms experienced during 2017/18. The impact of major storms is adjusted for when the total impact in any one year is sufficiently large. Prior to this year, the last storms that were excluded from Headline performance were Superstorm Sandy and the Nemo snow storm, both of which occurred in the year ended 31 March 2013.

Underlying (including Cadent pro forma) - This measure is used in the Annual Report to aid comparability year-on-year by estimating what our Underlying results would have looked like had the disposal of a 61% interest in our UK Gas Distribution business occurred at the start of the comparative period rather than at 31 March 2017. The basis used for the Cadent pro forma is explained in more detail on page 66-67.

Constant currency - The Headline, Underlying, and Underlying (including Cadent pro forma) profits for prior periods are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. This basis is explained in more detail on page 39.

Operating profit and controllable costs

Statutory operating profit was £3,493 million, up £285 million (9%) compared with last year at actual exchange rates. Headline operating profit was £3,457 million, down £316 million (8%) compared with last year at actual exchange rates. The year-on-year movement in exchange rates had a £98 million negative impact on Headline operating profit. On a constant currency basis, Headline operating profit was down £218 million (6%). This included an adverse year-on-year timing movement of £282 million,

14

National Grid 2017/18 Full Year Results Statement

at constant currency. In addition, the US Regulated business incurred £142 million of major storm costs in 2017/18.

Over/(under)-recovery (£m – 2017 at constant currency)	Year ended 31 March 2018	2017
Balance at start of year	394	14
Restatements[1]	(219)	(6)
Balance at start of year (restated)	175	8
In-year over/(under)-recovery	104	386
Balance at end of period	279	394
Headline operating profit – continuing	3,457	3,675
Adjust for timing differences	(104)	(386)
Adjust for major storms	142	-
Underlying operating profit	3,495	3,289

1 Restated to reflect finalisation of UK and US timing balances and revised estimate of US timing balances

Underlying operating profit (excluding timing and major storms) increased by £206 million (up 6%) on a constant currency basis.

Underlying operating profit from regulated activities increased by £156 million on a constant currency basis. Net regulated revenues excluding timing increased by £302 million at constant currency. Regulated controllable costs increased by £43 million at constant currency, in part driven by increased output requirements associated with new rate cases in the US and increased employee costs in the UK, partly offset by the non-recurrence of the 2016/17 write off of prior-year US capital costs. Post-retirement costs were £4 million higher and bad debts decreased by £13 million. Depreciation and amortisation in our regulated businesses increased by £93 million, reflecting our continuing investment programme and growing asset base. Other regulated costs increased by £19 million including higher US property taxes.

Other activities and National Grid Ventures contributed £50 million more to Underlying operating profit than last year, on a constant currency basis. The profitability of our Property business improved as a result of increased site sales, and we benefited from a lower level of business change costs compared to the one-off costs incurred last year. This was partly offset by reductions in IFA revenues due to lower price arbitrage between the UK and mainland Europe and lower metering revenues as our existing meters are replaced by smart meters.

Finance costs

Statutory net finance costs were £745 million, £342 million lower than 2016/17.

Headline net finance costs were £974 million, £55 million lower than 2016/17 at actual exchange rates and £10 million lower than 2016/17 at constant currency, reflecting increased income from captive insurance company financial asset sales, a gain on the sale of our investment in Dominion and income from our loan to Cadent. This was mostly offset by higher interest on our inflation-linked debt, reflecting higher UK RPI inflation.

The continuing effective interest rate on Treasury managed debt for the year was 4.6% compared with 3.9% in 2016/17.

Profit before tax and taxation

On a statutory basis, Group profit before tax was £2,708 million with a tax credit of £884 million. This reflects a £1,510 million tax credit relating to the reduction in the US federal corporation tax rate (deferred tax impact).

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National Grid 2017/18 Full Year Results Statement The Group’s Headline share of post-tax results from joint ventures and associates was £167 million, up £105 million from 2016/17 at constant currency reflecting our share of the post-tax results of Cadent. Headline profit before tax was down 6% at actual exchange rates to £2,650 million. Excluding the impact of timing and major storms, profit before tax of £2,688 million was up 12% on the prior year. The headline tax charge on continuing profits was £589 million, £77 million lower than 2016/17 at actual exchange rates. This principally reflects decreased operating profits from lower timing over recoveries and reductions in UK and US corporation tax rates. These tax rate reductions, partially offset by a higher proportion of US profits compared to prior year, have driven a lower effective tax rate7 of 23.7% (2016/17: 24.3%). Total corporation tax paid in the UK in 2017/18 decreased by £92 million to £37 million primarily reflecting refunds received in relation to prior years. Other earnings metrics, EPS, exceptional and statutory earnings Statutory basic earnings per share for continuing operations were 103.8p compared with 48.1p last year. The increase reflects the benefit of a £1.5 billion credit relating to the reduction of the US federal tax rate and remeasurement gains on financial instruments, partially offset by a net £103 million charge arising in relation to our retained investment in Quadgas Holdco Limited. Earnings attributable to non-controlling interests (minority interests) were £1 million (2016/17: nil). Continuing earnings before exceptional items and remeasurements (Headline earnings) attributable to equity shareholders were £2,060 million, down £81 million compared with 2016/17. Headline earnings per share increased by 5% to 59.5p from 56.9p last year. Underlying earnings attributable to equity shareholders were £2,089 million, up £227 million compared with 2016/17, and underlying earnings per share increased by 22% year-on-year to 60.4p. Exceptional items and remeasurements increased statutory earnings from continuing operations by £1,531 million after tax. A detailed breakdown of these items can be found on page 57. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £3,591 million. Cash flow Cash generated from continuing operations was £4,702 million, £250 million higher than 2016/17, principally reflecting a lower pension deficit payments, partly offset by lower Headline operating profit (before exceptional items). Funding and Net Debt Net debt as at 31 March 2018 increased by £3.7 billion to £23.0 billion (2017: £19.3 billion). The increase in net debt was driven by increased levels of capital investment and the return of over £4 billion to shareholders relating to the proceeds from last year’s sale of UK Gas Distribution, partly offset by the impact of a weaker US dollar on the translation of our US dollar-denominated debt. As at 31 March 2017 the Group maintained approximately $24.6 billion of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its 7 Effective tax rates are calculated before the share of post-tax profits from joint ventures and associates. On a statutory basis, Group profit before tax was £2,708m with a tax credit of £884m. This reflects a £1,510m tax credit relating to the reduction in the US federal corporation tax rate (deferred tax impact). 16

National Grid 2017/18 Full Year Results Statement US businesses. As a result, the movements resulting from the weakening of the US dollar against the pound decreased net debt by around £2.1 billion compared with a year ago. Excluding the impact of exchange movements, the return of capital relating to the UK Gas Distribution sale and other residual sale-related cash flows, net debt increased by £1.6 billion comprising a net £4.0 billion inflow from operating, interest and tax cash flows and dividends from associates and joint ventures, offset by ordinary dividends and scrip share buybacks of £1.5 billion and capital investment of £4.1 billion. During the year, National Grid raised over £1.8 billion of new long-term debt through eight capital markets transactions. This funding was primarily for the US business, at both holding company and operating company levels. Operating company funding included bond issues for our Massachusetts and New York gas businesses, as well as New England Power, our US electricity transmission business, which issued a debut $400 million bond and achieved a 3.80% coupon, the group’s lowest ever coupon for a 30-year maturity. The Group has also begun to draw down on $370 million of senior unsecured credit loans with the Swedish and Italian Export Credit Agencies which were signed in September. These facilities were procured in relation to the Group’s share of investment in the IFA2 interconnector and provide an attractively priced and diversified source of funding for the Group. As a result, the Group considers that it is well funded as it enters 2018/19. The Group’s balance sheet remained strong, supporting further investment in new assets during the year. Overall net debt as a proportion of total regulatory value and invested capital in our other businesses at 31 March 2018 was 64%, slightly up on the prior year adjusted for constant currency and the return of capital associated with the UK Gas Distribution sale. Credit rating metrics as indicators of balance sheet strength remained above the levels indicated by credit rating agencies as appropriate for the current group rating levels. Funds from operations (FFO) to adjusted net debt was 16.4% and RCF to adjusted net debt was 10.6%, excluding one-off costs relating to the disposal of UK Gas Distribution (9.7% including these costs). FFO interest cover was 4.4x compared with 5.0x in 2016/17, above National Grid’s target of exceeding 3.0x. Our metrics benefited from the impact of foreign exchange on the closing debt of the Group at 31 March 2018 and a reduction in balance sheet pension deficits. During the year, Moody’s, S&P and Fitch maintained their ratings of National Grid plc on stable outlook. Moody’s moved the outlook for the ratings of NiMo, KEDNY and KEDLI to “negative” from “stable”, reflecting the potential for lower net cash flows in the short-medium term following US tax reform implementation. Fitch moved their rating of KEDNY from “negative” to “stable”. Pensions In May 2018, National Grid’s Group Pension Trustee entered into a longevity swap with Zurich Assurance Limited, covering more than £2 billion of pension liabilities for around 6,000 pensioners and dependants of the National Grid Electricity Group of the Electricity Supply Pension Scheme. This action has been taken to provide additional security over members’ benefits, while making sure National Grid and electricity consumers are protected against the risk of liabilities increasing as a result of scheme members living longer than currently expected. The removal of longevity risk through this approach is a key part of the ongoing strategy by National Grid and the Group Trustee to manage the pension risk. 17

National Grid 2017/18 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year that is expected to impact future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to "catch up" or "sharing" of elements of prior year performance for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity, Regulated Financial Performance and Regulated Asset Value or Regulated Rate Base. Further detail on these is provided on pages 45 to 46.

Year ended 31 March	Regulatory Debt:Equity	Achieved Return on Equity		Base or Allowed Return on Equity	
%	assumption	2018	2017	2018	2017
UK Electricity Transmission	60:40	13.1	13.6	10.2	10.2
UK Gas Transmission	62.5:37.5	10.0	10.8	10.0	10.0
US Regulated	avg. 50:50	8.9	8.2	9.4	9.5
Group		12.3	11.7		

Overall Group Return on Equity was 12.3% (prior year 11.7%).

As at 31 March	Regulated Asset Value or Rate Base and Business Invested Capital		Total Regulated Assets or Invested Capital	
(£m, at constant currency)	2018	2017*	2018	2017*
UK Electricity Transmission	13,045	12,479	12,651	12,034
UK Gas Transmission	6,014	5,755	5,889	5,721
US Regulated	14,762	13,751	16,683	15,238
NG Ventures and Other activities	2,167	1,984	1,824	1,724
Group	35,988	33,969	37,047	34,717

* Restated to include opening balance adjustments following the completion of the regulatory reporting process in 2017.

Total Group regulated and other assets grew 7% at constant currency, including favourable movements in assets outside of rate base, in part driven by current year timing over recoveries. Excluding assets outside regulated assets, which principally comprise UK timing differences and US capital work in progress, group regulated and other assets grew by 6%.

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National Grid 2017/18 Full Year Results Statement

UK ELECTRICITY TRANSMISSION

2017/18 Overview

UK Electricity Transmission performed well in 2017/18, maintaining a focus on safe, reliable, innovative and efficient operations.

We achieved an excellent network reliability of 99.999984% during the year, while maintaining a good safety performance. We also met our customer satisfaction targets, where we achieved a score of 7.7 against a baseline target of 6.9, set by Ofgem for reward or penalty under RIIO.

The business continued to deliver complex engineering projects of all sizes across the UK. Delivering these safely, on time and to budget is something that is fundamental to the success of our business, and we remain committed to delivering improvements and increased productivity year-on-year.

In February 2018, HRH The Prince of Wales and HRH The Duchess of Cornwall opened the London Power Tunnels. This project, costing close to £1 billion, includes new substations in Highbury and Kensal Green, and is part of the most significant investment into London's electricity transmission system since the 1960s. We used a number of new approaches in this project, including recycling 98% of spoil removed from the tunnels, designing a state-of-the-art substation at Highbury, and a development to accommodate new business units and affordable homes. As a result, we delivered efficiencies of 7% on the project.

In December 2017 we started to energise the Western Link project, our billion pound joint venture with ScottishPower Transmission that will bring renewable energy from Scotland to homes and businesses in England and Wales. During testing a fault was detected which is currently being repaired. Before commissioning, the link had been operating at a capacity of up to 1125MW and is expected to increase to its full capacity of 2250MW following the completion of full commissioning over the next few months.

We also made good progress on the work to create a legally separate ESO, in line with regulatory guidance. We remain on track to separate the ESO by 1 April 2019.

In late February, adverse weather affected the UK leading to high demand for energy on the system. Our networks performed strongly and maintained secure supplies of electricity. In addition, the ESO continued to balance the network to maintain security of supply throughout the year.

Regulated Returns and Financial Performance reflect efficiency and incentive delivery

Return on Equity 290 bps above base levels

Return on Equity for the year, normalised for a long-run inflation rate of 3%, was 13.1% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below:

Year ended 31 March	2018	2017
Base return (including avg. 3% long-run inflation)	10.2	10.2
Totex incentive mechanism	1.8	1.9
Other revenue incentives	0.4	0.7
Return including in year incentive performance	12.4	12.8
Pre-determined additional allowances	0.7	0.8
Return on Equity	13.1	13.6

Return on Equity decreased 50 bps year-on-year, mainly due to the adverse incentive performance for the Balancing Services Incentive Scheme, where the 2017/18 scheme had a lower cap and collar opportunity (+/- £10m) than the prior year (+/- £30m). The scheme delivered performance of £8m for the year, offset by a reduced performance incentive for FY2016 given changes in methodology agreed with Ofgem.

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National Grid 2017/18 Full Year Results Statement

Totex was £1.2bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.4bn. Our share of this efficiency saving is expected to be £87m. Much of this saving is reflected in an estimate of increased performance RAV.

The consistent totex performance in the year principally reflects efficiencies and innovative engineering within the capital investment programme in relation to both load and non-load related projects. We aim to deliver the outputs and essential maintenance required by the RIIO framework in a sustainable and efficient way to deliver best value for consumers and shareholders. Innovative solutions such as those described for London Power Tunnels are essential to achieving this.

The business delivered a broadly consistent level of totex performance and additional allowances to prior year. Stakeholder engagement and customer satisfaction continued to deliver strong performance and we continue to work to identify opportunities for future outperformance across these areas.

Investment activities in 2017/18

Capital investment in UK Electricity Transmission was £999m, £28m lower than the prior year. The reduction was in part driven by delivered efficiencies, lower spend on significant projects including London Power Tunnels, Wimbledon Substation and Western HVDC Link as these projects neared completion or were completed in the year. This was partially offset by increased spend on overhead lines, including refurbishing the lines between Langage to Landulph and Abham to Exeter, as well as the Richborough to Canterbury upgrade to accommodate the additional capacity that the Nemo interconnector will add to the network when operational in early 2019.

The business continued to seek improved totex efficiency in its investment through a combination of innovation and process simplification. This focus on engineering for best value while maintaining safety standards ensures consumer bills are kept as low as possible and support attractive levels of asset growth through the creation of performance RAV. Overall, investment in the year reflected £669m of non-load related investment whilst load related spend was £330m.

Regulated Financial Performance up 7% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business' regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission increased to £1,262m from £1,184m. The year-on-year increase primarily reflects underlying asset growth.

Reconciliation of regulated financial performance to operating profit (£m)	2018	2017	% change
Operating profit	1,041	1,372	(24)
Movement in other regulated assets and liabilities	51	(288)	118
Deferred taxation adjustment	70	62	13
RAV indexation (avg. 3% long-run inflation)	374	356	5
Regulatory v IFRS depreciation difference	(377)	(379)	1
Fast/Slow money adjustment	69	34	103
Pensions	(49)	(47)	(4)
Performance RAV created	83	74	12
Regulated Financial Performance	1,262	1,184	7

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National Grid 2017/18 Full Year Results Statement

Regulated Financial Position up 5.0%

In the year, RAV grew by 4.7%, a slight decrease on last year's growth rate, reflecting the lower levels of totex than prior periods as large portfolio spend such as London Power Tunnels and Western Link came to completion, partially offset by higher RPI accretion, which at 3.3% was slightly above our long run assumption.

	2018	2017
Opening Regulated Asset Value (RAV)[1]	12,479	11,871
Asset additions (aka slow money) (actual)	918	944
Performance RAV or assets created	83	74
Inflation adjustment (actual RPI)	417	375
Depreciation and amortisation	(852)	(800)
Closing RAV	13,045	12,464
Opening balance of other regulated assets and (liabilities)[1]	(445)	(129)
Movement	51	(288)
Closing balance	(394)	(417)
Closing Regulated Financial Position	12,651	12,047

[1]March 2017 opening balances adjusted to correspond with 2016/17 regulatory filings and calculations

Regulatory and other business developments

In August 2017, we received regulatory clarity on the role of the UK Electricity System Operator (ESO), and work is underway to create a legally separate ESO within National Grid by April 2019.

As highlighted in the 2017/18 Overview, Ofgem issued the framework for the RIIO-T2 consultation process in March 2018. We are supportive of many of the proposals in the consultation document, which maintain key principles which have delivered value for consumers in RIIO-T1. We also welcome Ofgem's proposals on giving consumers a stronger voice, and their thinking is closely aligned with ours, namely to put stakeholder engagement at the heart of the approach to RIIO-T2. We agree with the idea of independently chaired user groups and the engagement these will facilitate with our stakeholders.

We have advocated that positive strong incentives drive innovation, efficiency and performance improvement which benefit consumers through cost reductions and service improvements, and provide opportunities for investors to earn above base returns. On fair returns and financeability, we have supported variable sharing factors but have challenged Ofgem's proposed cost of equity range of 3-5% as too low for the risk of a transmission company and will not offer adequate return for investors. The parameters driving the proposed cost of equity range, in the current consultation document, do not take into account the full range of evidence for Total Market Return (TMR) or beta. We believe that Ofgem should take account of the full range of evidence available, which would increase the range currently contained in the framework document. We would then support narrowing the range, on a sector specific basis, closer to the start of the RIIO-T2 period.

We will continue to work with Ofgem and other stakeholders to explore the options presented, and agree a framework that balances the needs of consumers, investors and other stakeholders. The next step will be Ofgem's decision on the framework this summer and the publication in the autumn of the methodology for the sector-specific price controls.

In January, Ofgem published their 'minded-to' position on the Hinkley-Seabank connection, to which we expressed our disappointment with the financial parameters for the project. We do not support the Competition Proxy Model for the delivery of Hinkley-Seabank because we believe the proposal put forward is flawed and there is no credible basis for concluding that it is in consumers' interest. In our view, the proposed terms have not presented a robust or coherent 'proxy' for competition for a number of reasons, including errors and inconsistencies in the analysis and an unachievable proposed cost of

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National Grid 2017/18 Full Year Results Statement capital based on the implied project cashflows. Hinkley-Seabank is a large individual project which is still subject to risk associated with construction activities. We believe that in order to ensure timely delivery of this vital connection, continuing under the existing Strategic Wider Works model is in the best interests of consumers, and have engaged with Ofgem to that effect. Depending on Ofgem’s final decision we will consider all legal options available to us. Future activities and outlook UK Electricity Transmission expects to continue to deliver good returns and asset growth in 2018/19 with opportunities for the business to deliver continued healthy outperformance led by totex and other incentives. The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and shareholders. The business expects to generate savings from finding new and innovative ways to maintain, repair and replace its assets. National Grid expects UK Electricity Transmission capital investment in 2018/19 to decrease compared to the 2017/18 levels, reflecting the completion of a number of significant projects in 2017/18. The business expects to deliver growth in RAV, including the benefit of efficiencies, above the rate of inflation in 2018/19. The majority of our capital expenditure will be non-load related, including the replacement of existing assets, system upgrades and improvements to site safety and visual amenity. The load related spend mainly includes the connection of new generation sources. 22

National Grid 2017/18 Full Year Results Statement APPENDIX to UK ELECTRICITY TRANSMISSION Revenue and Costs in 2017/18 on an IFRS basis On a Headline basis, UK Electricity Transmission operating profit was £1,041m, down £331m or 24% on the prior year. The principal components of the movement in operating profit are shown below. Revenue and Costs (£m) 2018 2017 % change Net revenue 1,911 2,146 (11) Regulated controllable operating costs (321) (286) (12) Post-retirement costs (50) (43) (16) Other operating costs and provisions (24) (24) - Depreciation and amortisation (475) (421) (13) Headline operating profit 1,041 1,372 (24) Less: Timing impact (14) 137 n/a Underlying operating profit excluding timing 1,055 1,235 (15) Net revenues in the year were lower, reflecting adverse timing impacts and MOD adjustments, lower BSIS incentive performance and lower base allowed revenues, partly offset by the annual RPI revenue uplift. Regulated controllable operating costs increased by £35m, reflecting the additional costs incurred as part of the separation of the ESO, higher headcount, IS costs and inflation. Post-retirement costs increased by £7m and other operating costs and provisions were in line with the prior year. Depreciation and amortisation increased by £54m, reflecting investment driven growth in the asset base. 23

National Grid 2017/18 Full Year Results Statement

UK GAS TRANSMISSION

2017/18 Overview

In 2017/18, UK Gas Transmission performed in line with expectations with a strong safety performance.

We achieved an excellent network reliability of 99.996151% during the year, although below our target of 100% due to cessation of flow at two National Transmission System (NTS) supply points on a small number of occasions. We also met our customer satisfaction targets, where we achieved a score of 7.6 against a baseline target of 6.9, which is set by Ofgem for reward or penalty under RIIO.

In late February, adverse weather affected the UK, leading to high demand for energy on the system. Our networks performed strongly maintaining secure supplies of gas. As part of our response we issued a Gas Deficit Warning, the first since 2010. This signalled to the market that we required more gas to be made available to keep the system running safely and reliably and is part of our standard approach to balancing supply and demand. This worked effectively, with the market responding promptly to ensure there was sufficient gas during the day to meet demand.

We are gaining more insight into the needs of our customers (and theirs) including the need for greater transparency from us. To address this, our gas transmission business has a new online connections platform. We are also working with customers to identify a suitable pilot opportunity which is due to complete in October 2018.

Work moved into the delivery phase for Feeder 9, the project under the Humber Estuary, with the tunnel boring machine on site and round the clock tunnelling starting in May 2018 to dig the 5 kilometre tunnel over the next year. This link provides a critical bulk transportation route for gas into the wider NTS. We will continue to work closely with our stakeholders to minimise the impact on local communities and the environment.

The business has also made good progress on Project GRAID, which is developing an innovative robotic inspection device for underground pipework. This year we have developed the robot for offline trials ahead of live site trials later in 2018.

Return on Equity in line with base levels

Return on Equity for the year, using a long-run inflation rate of 3%, was 10.0% in line with the regulatory assumption used in calculating the original revenue allowance. The principal components of the performance are shown in the table below.

Year ended 31 March	2018	2017
Base return (including avg. 3% long-run inflation)	10.0	10.0
Totex incentive mechanism	(0.8)	(0.8)
Other revenue incentives	1.2	1.1
Return including in year incentive performance	10.4	10.3
Pre-determined additional allowances	(0.4)	0.5
Return on Equity	10.0	10.8

The business performed below the targets set by the totex incentive mechanism; however it was in line with prior year for overall totex performance. Totex spend was nearly £480m, compared to an estimated allowance, adjusted for outputs and phasing, of just under £440m.

The main drivers for the decrease in Return on Equity were increases in asset health spend required to deliver our RIIO-T1 outputs, and the cessation of legacy allowances.

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National Grid 2017/18 Full Year Results Statement

Other revenue incentive performance for the business was in line with expectations. Overall, the UK Gas Transmission business delivered around 120 bps of additional returns through other revenue incentives. The majority of this was from strong performance on constraint management, transmission support services and shrinkage incentives. On a pre-tax basis, this equates to an estimated £30m of additional revenue allowance, most of which is due to be recovered in future years under the RIIO funding mechanisms.

Regulated Financial Performance in line with 2017

An explanation of the regulatory financial performance measure can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Transmission was in line with prior year at £499m reflecting an increased asset base, offset by a lower operational Return on Equity.

Reconciliation of regulated financial performance to operating profit (£m)	2018	2017	% change
Operating profit	487	511	(5)
Movement in other regulated assets and liabilities	(91)	(120)	24
Deferred taxation adjustment	18	39	(54)
RAV indexation (3% long-run avg.)	173	168	3
Regulatory v IFRS depreciation difference	(29)	(21)	(38)
Fast/Slow money adjustment	(11)	(14)	21
Pensions	(32)	(53)	40
Performance RAV created	(16)	(11)	(45)
Regulated Financial Performance	499	499	-

Regulated Financial Position increased 3.5%

RAV increased 4.5% in the year (2017: 2.8%) reflecting a higher inflation uplift, a planned increase in asset health spend to enable an increase in Network Output Measures (NOMs) delivery, and the increased spend on the Feeder 9 project under the Humber Estuary. The increase in asset health spend also adversely affected performance RAV and totex performance as we spent further above our allowances.

£m	2018	2017
Opening Regulated Asset Value (RAV)	5,755	5,597
Asset additions (aka slow money) (actual)	304	201
Performance RAV or assets created	(16)	(11)
Inflation adjustment (actual RPI)	194	175
Depreciation and amortisation	(223)	(207)
Closing RAV	6,014	5,755
Opening balance of other regulated assets and (liabilities)[1]	(34)	56
Movement	(91)	(120)
Closing balance	(125)	(64)
Closing Regulated Financial Position	5,889	5,691

[1] March 2017 opening balances adjusted to correspond with 2016/17 regulatory filings and calculations.

Investment activities in 2017/18 focussed on asset health

UK Gas Transmission invested £310m during the year, a £96m increase on the prior year, which was due to higher asset health spend and the Feeder 9 project under the Humber Estuary moving into the delivery from design phase.

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National Grid 2017/18 Full Year Results Statement Asset health expenditure forms part of an essential and co-ordinated programme of work throughout the RIIO period. In the year we conducted a significant valves and civils campaign which contributed to the increase in asset health work versus the prior year. The asset health programme is designed to enable UK Gas Transmission to maintain a safe network and continue to meet regulatory output requirements. Regulatory and other business developments In May, we made a number of submissions to Ofgem as part of the May 2018 Re-opener window, which forms part of the RIIO-T1 framework. The submissions cover projects where outputs were uncertain at the beginning of RIIO or have changed during the RIIO period. The submissions therefore cover requests for additional allowances where new outputs are being delivered and reducing allowances where outputs are no longer required or have changed. Under the terms of the licence, Ofgem will make decisions on the submissions by the end of September. As highlighted in the 2017/18 Overview and UK Electricity Transmission sections, Ofgem issued the framework for the RIIO-T2 consultation process in March 2018. We were pleased that Ofgem recommended that the gas system operator and gas transmission owner be considered as one for RIIO-T2, as they have been historically. For further background and information, please refer to the UK Electricity Transmission section on page 21. Future activities and outlook UK Gas Transmission expects returns to remain in line with the allowed level, with continued incentive performance offset by higher totex spend compared to our allowances. Over the last two years we have received revenues for the Avonmouth project which was ultimately not required. As a result, approximately £85m of revenues will be returned in 2018/19 compared to £47m received in 2017/18. Capital investment in UK Gas Transmission in 2018/19 is expected to remain consistent with 2017/18 reflecting the continued investment in asset health activity, compressor reengineering projects as well as the continued delivery of the Feeder 9 project. As a result, regulated asset value is expected to grow above the rate of inflation in 2018/19. 26

National Grid 2017/18 Full Year Results Statement APPENDIX to UK GAS TRANSMISSION Revenue and Costs in 2017/18 on an IFRS basis On a Headline basis, UK Gas Transmission operating profit was £487m, down £24m or 5%. Excluding the impact of timing, operating profit was £56m higher reflecting increased base revenues, and the benefit of the annual RPI uplift on revenue, partly offset by the cessation of legacy gas revenue drivers income. The principal components of the movement in operating profit are shown below. Revenue and costs (£m) 2018 2017 % change Net revenue 834 857 (3) Regulated controllable operating costs (146) (137) (7) Post-retirement costs (18) (19) 5 Other operating costs and provisions 11 (4) n/a Depreciation and amortisation (194) (186) (4) Headline operating profit 487 511 (5) Less: Timing impact (18) 62 n/a Underlying operating profit excluding timing 505 449 12 Net revenue (net of pass through costs) decreased by £23m. Excluding timing impacts of £80m, net revenue increased by £57m. This primarily relates to an increase in allowed base revenue and inflation, partly offset by the loss of legacy gas revenues. Regulated controllable costs increased by £9m reflecting higher labour costs and higher Xoserve costs. Depreciation and amortisation increased by £8m, while other operating costs decreased by £15m due to one-off provision releases in the year. 27

National Grid 2017/18 Full Year Results Statement US REGULATED OPERATIONS 2017/18 Overview National Grid’s US Regulated business made significant progress during 2017/18, achieving an improved Return on Equity, increased levels of investment, and delivering a major rate agreement. We responded to a number of major storms both within and outside of our service territories, and continued to focus on driving improved safety performance. We continued to focus on safety, seeing a 6% reduction in the number of injuries requiring medical attention beyond first aid, and a 19% reduction in the number of preventable road traffic collisions during the year. We implemented Safety, Health and Environment (SHE) plans at local levels to address current risks and injury trends, and we also established our guiding principles of safety which sets out how our people can play a role in promoting a safer environment for everyone. We will continue to focus on improving our safety culture to address key risk and hazard mitigation strategies in 2018/19. Major storms We faced a challenging winter, with major storms across all our jurisdictions, as well as record cold weather. There were no gas outages, demonstrating improvements to our networks through gas infrastructure investment. In September, more than 130 National Grid US employees responded to the 7.8 million outages caused by Hurricane Irma in Florida and Georgia. We have also assisted with restoration efforts in Puerto Rico over the past six months following the damage caused by Hurricane Maria. In October, we had to restore power to 532,000 customers following one of the most severe storms in recent years. In March, we were challenged again with an unprecedented three back-to-back Nor’Easters. Our crews worked round the clock, moving between regions, restoring the vast majority of customers in each of the storms within 72 hours. The majority of the restoration costs of around £140 million will be recovered via our existing regulatory mechanisms. Increased Return on Equity Return on Equity for 2017/18 was 8.9%, an increase of 70 bps compared to 2016/17. This represents 95% of the average allowed return and reflects a first full-year benefit from new rate plans for our Massachusetts Electric, KEDNY and KEDLI businesses. Another year of significant capital investment Capital investment in the Company’s US regulated businesses increased by $421m to a new high of $3.3bn on a statutory basis, or $3.2bn on a US GAAP basis. Approximately $1.8bn was associated with the gas distribution networks, primarily on mandated programmes to replace ageing infrastructure and on adding new customers to the networks. In total, National Grid replaced approximately 220 miles of leak prone pipe, exceeding our regulatory targets for each operating company, and added approximately 16,000 new gas customers. Approximately $1.0bn was invested in the electricity distribution networks primarily to improve asset health, system capacity and performance. Significant investment was also made in response to customer requests including almost 11,000 new distributed generation connections across the territory. A further $0.3bn was invested in the Federal Energy Regulatory Commission (FERC) regulated businesses. 28

National Grid 2017/18 Full Year Results Statement

Impact of US Tax Reform

Tax is a pass-through cost for utilities. The reduction in the corporation tax rate from 35% to 21% will be significantly beneficial to customers and economically neutral for utilities.

There will be some implications on the balance sheet resulting from lower bill collections. This is because there is little or no offset in cash tax paid as we are currently in a net operating loss position for the purposes of calculating taxable profits in our US Group.

We reduced our revenue requests by $180m across the three operating companies that were undergoing rate filings at the time the legislation was enacted, as well as for our FERC businesses which operate under formula rates. In our remaining distribution businesses we may be able to partially offset the bill reduction, for example, through faster recovery of existing regulatory asset balances. We filed our Massachusetts Electric proposals in early May and plan to file KEDNY and KEDLI over the summer.

We will also return $2bn of existing deferred tax liabilities, which represents amounts previously collected from customers based on the higher rate of 35%, over 20 to 30 years.

Due to regulatory accounting applicable under US GAAP there is no impact at the operating company level on earnings or US Return on Equity (RoEs). Under IFRS, for the Group overall there will be a small impact associated with the return of the deferred tax balance in future years, with the release of the $2bn liability being reflected as an exceptional item this year.

Rate base growth will increase due to the lower tax rate, the abolition of bonus depreciation for utilities, and the return of the $2bn of existing deferred tax liabilities. Over time this will be beneficial to cash flow, marginally offsetting the lower tax collections.

Regulated Financial Position

Overall, the US rate base increased by $1,419m (7.4%) to $20,716m driven by increased capital expenditure partially offset by depreciation, timing over recoveries and deferred tax movements.

US Regulated Assets ($bn as at 31 March)	2018	2017	% change
Rate Base excl. working capital (w/c)	20.0	18.6	7
Working capital in Rate Base	0.7	0.7	-
Total Rate Base	20.7	19.3	7
Reg. assets outside Rate Base excl. w/c	2.7	2.2	25
Working capital outside Rate Base	-	(0.1)	-
Total regulated assets outside Rate Base	2.7	2.1	29
Total US Regulated Assets	23.4	21.4	9

£bn as at 31 March	2018	2017	% change
Total US Regulated Assets at actual currency	16.7	17.1	(2)
Total US Regulated Assets at constant currency	16.7	15.2	9

Financial performance

Headline operating profit was £1,698m, a decrease of £15m at actual exchange rates including adverse exchange rate movements of £102m.

On a constant currency basis, net revenue (including timing) increased by £278m to £5,468m, driven by increased revenue allowances from the Massachusetts Electric, KEDNY and KEDLI rate cases and our capex trackers. Regulated controllable costs excluding pensions decreased by £1m largely due to

29

National Grid 2017/18 Full Year Results Statement

non-recurrence of capital cost write-offs in the prior year, partially offset by higher spending in the current year due to a greater workload and certain mandated items from the rate plans.

Post-retirement costs decreased by £2m and bad debts decreased by £13m. Depreciation and amortisation increased by £31m and other costs increased by £176m due to increased property taxes, environmental spend, and major storm costs of £142m.

Underlying operating profit at constant currency for the year excluding timing and major storm impacts was £280m (20%) higher than 2016/17 at £1,704m.

Regulatory and other business developments

National Grid works collaboratively with regulators and other stakeholders to ensure the necessary investments are made to construct and maintain safe and reliable networks, while managing costs to customers. Where appropriate, National Grid continues to propose further projects and initiatives to provide benefits to customers through the use of new technology or by facilitating the transition to a low carbon economy.

During 2017/18 we reached agreement with the New York Public Service Commission (PSC) for a three-year rate plan for NiMo with new rates effective from 1 April 2018. We also filed rate cases for new gas distribution rates in Massachusetts, and new electricity and gas distribution rates in Rhode Island, where rates had remained the same for eight and five years respectively.

Future activities and outlook

The 2018/19 outlook for National Grid's US Regulated activities remains positive.

We will see the full benefit from the rate case agreed for NiMo, and anticipate outcomes on the rate cases filed for Massachusetts Gas and Narragansett (Rhode Island) Electric and Gas with new rates effective in October and September respectively.

We expect to invest around $10bn over the next three years in our US business. We also expect that the vast majority of this investment will be fully remunerated, benefitting earnings from the point the investment is made. The higher levels of investment are already impacting our rate base growth with increased growth this year of 7.4%. This higher investment alongside the beneficial impact of US tax reform means that we expect the growth rate to continue to be at least 7% through to 2021 and higher in the near term.

New York

The New York Jurisdiction consists of KEDNY and KEDLI, gas distribution companies in downstate New York, and NiMo, an electricity and gas distribution company in upstate New York. A summary of the rate plans in effect as of 31 March 2018 is shown below.

Summary of rate plans – New York

Regulated Entity	Filing	Start date of current rate plan	Allowed Return on Equity	Fully funded investment	Revenue increase
KEDNY	3 year joint proposal	January 2017	9.0%	$1.9bn	$362m
KEDLI	3 year joint proposal	January 2017	9.0%	$1.1bn	$159m
NiMo	3 year joint proposal	April 2018	9.0%	$2.5bn	$132m

In March, we achieved a favourable rate case outcome for our largest utility, NiMo. The agreement provides an allowed Return on Equity of 9%, funding for $2.5bn in capital investment over the next three years, and 250 new jobs. Performance based mechanisms will allow for up to 61 bps of return outperformance for gas, and up to 65 bps for electric. This level of capital investment is 35% more than we have invested over the last three years. It allows us to invest in significant infrastructure renewal

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National Grid 2017/18 Full Year Results Statement

projects in our service territory, including the replacement of 150 miles of leak prone gas pipe, the Albany Loop Closure project, and the $100m upgrade of the Gardenville substation which serves downtown Buffalo and Western New York.

Return on Equity for 2017/18 increased 80 bps to 9.0% for KEDNY and by 60 bps to 10.1% for KEDLI. The NiMo Return on Equity for 2017/18 increased by 30 bps to 8.8% for the electricity business and increased by 130 bps to 7.9% for the gas business.

Return on Equity		Achieved (%)		Most recent granted (%)
Regulated Entity	FY18	FY17	CY15	
New York				
KEDNY	9.0	8.2	7.1	9.0
KEDLI	10.1	9.5	7.3	9.0
NMPC Gas	7.9	6.6	8.4	9.0
NMPC Electric	8.8	8.5	8.1	9.0
Total New York[1]	9.0	8.4	7.7	9.0

[1] Total return weighted by average rate base

On a US GAAP basis, capital investment in 2017/18 increased to $1,651m from $1,281m in 2016/17. The increased investment was driven by higher levels of capital expenditure funded by the KEDNY/KEDLI joint proposal and NiMo capital petition, including a total of nearly 440 miles of leak prone pipe replacement, compared to 430 miles in the prior year.

Rate Base ($m) as at 31 March

New York Regulated Entity	2018	2017	% change
KEDNY	3,004	2,722	10
KEDLI	2,346	2,256	4
NMPC Gas	1,163	1,052	11
NMPC Electric	4,980	4,737	5
Total New York	11,493	10,767	7

National Grid continues to develop and implement projects to progress New York state's Reforming the Energy Vision (REV) programme. This seeks to help consumers make more informed energy choices, develop new energy products and services, and protect the environment while creating new jobs and economic opportunity throughout the state. The eight REV demonstration projects are progressing and achieved major milestones in 2017/18, including reaching a 500kW solar capacity target in the Fruitbelt, over 13,000 electric Advanced Metering Infrastructure (AMI) meters, nearly 12,000 gas Encoder Receiver Transmitters (ERT) installed in Clifton Park, and an award winning Gas Demand Response Programme. The Public Service Commission also recently approved the Smart City REV demonstration in Schenectady to install LED streetlights.

Massachusetts

The Massachusetts Jurisdiction consists of the Massachusetts Electric business (including Nantucket Electric) and the Massachusetts Gas business (including Boston Gas and Colonial Gas).

In November 2017, we filed a rate case for our Massachusetts Gas business, and we expect to have new rates in place by October 2018. Our filing requested a Return on Equity of 10.5%, an increase in revenue of $46m (after adjusting for the lower US tax rate), and capital investment of over $550m.

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National Grid 2017/18 Full Year Results Statement

A summary of the current rate plans is shown below.

Summary of current rate plans - Massachusetts

Regulated Entity	Filing	Start date of current rate plan	Allowed Return on Equity	Fully funded investment	Revenue increase
Massachusetts Gas[1]	One year	November 2010	9.8%	$241m	
Massachusetts Electric	One year	October 2016	9.9%	$249m	$101m

[1] Boston Gas and Colonial Gas

Return on Equity for Massachusetts Electric increased by 470 bps to 9.0% reflecting increased revenues associated with new rates that became effective in October 2016. Return on Equity for Massachusetts Gas decreased by 110 bps to 6.6% ahead of new rates becoming effective in October, reflecting high levels of gas leak repair costs during the year.

Return on Equity

	Achieved (%)			Most recent granted (%)
Regulated Entity	FY18	FY17	CY15	
Massachusetts				
Massachusetts Gas	6.6	7.7	8.4	9.8
Massachusetts Electric	9.0	4.3	3.4	9.9
Total Massachusetts[1]	7.8	6.0	5.8	9.8

[1] Total return weighted by average rate base

On a US GAAP basis, capital investment in 2017/18 increased to $957m from $791m in 2016/17. The increased investment was driven by the new rate plan for the Electric business and higher levels of leak prone pipe replacement in the Gas business.

Rate Base ($m) as at 31 March

Massachusetts Regulated Entity	2018	2017	% change
Massachusetts Gas	2,479	2,251	10
Massachusetts Electric	2,448	2,281	7
Total Massachusetts	4,927	4,532	9

In December, the Massachusetts Clean Energy Center awarded energy storage grants totalling $4.5m to projects supported by National Grid. The funding supports 4.8MW of energy storage capacity. One grant will assist in the planned construction and operation of an energy storage system to be deployed alongside one of our large scale solar installations located in Shirley, Massachusetts.

Rhode Island

The Rhode Island Jurisdiction consists of the Narragansett Electric and Narragansett Gas businesses that cover the majority of the state. A summary of the current rate plans is shown below.

Summary of current rate plans – Rhode Island

Regulated Entity	Filing	Start date of current rate plan	Allowed Return on Equity	Fully funded investment[1]	Revenue increase
Narragansett Gas	One year	February 2013	9.5%	$101m	$11.3m
Narragansett Electric	One year	February 2013	9.5%	$101m	$21.5m

[1] Including capex recovered through our annual ISR filing

Both the gas and electric businesses are recovering base operating costs under one-year rate plans that became effective in February 2013, using a 2011 test year. Other costs, including capital, pension and property taxes, are recovered through annual trackers. These include gas and electric Infrastructure Safety and Reliability (ISR) capital trackers that allow us to agree a level of investment

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National Grid 2017/18 Full Year Results Statement

for the coming year and concurrently recover the full costs associated with investment in the current year.

In November 2017, we filed a rate case for both Narragansett Electric and Narragansett Gas. The filing requested a Return on Equity of 10.1% for both businesses, and a total combined revenue increase of $35m (after adjusting for the lower US tax rate). We expect to have new rates in place in September 2018.

Return on Equity decreased by 80 bps to 6.9% for the combined Rhode Island business. This was largely driven by the impact of inflation on the cost base ahead of new rate filings.

Return on Equity		Achieved (%)		Most recent granted (%)
Regulated Entity	FY18	FY17	CY15	
Rhode Island				
Narragansett Gas	8.4	9.4	9.8	9.5
Narragansett Electric	5.6	6.2	10.5	9.5
Total Rhode Island[1]	6.9	7.7	10.2	9.5

[1] Total return weighted by average rate base

On a US GAAP basis, capital investment in 2017/18 increased to $232m from $196m in 2016/17.

Rate Base ($m) as at 31 March

Rhode Island Regulated Entity	2018	2017	% change
Narragansett Gas	742	640	16
Narragansett Electric	737	665	11
Total Rhode Island	1,479	1,305	13

The Rhode Island business achieved strong delivery of its gas and electric capital investment plans in 2017/18. In relation to the electric business, the $80m South Street substation rebuild project in Providence, which is a key part of the city's redevelopment and economic growth, met all major milestones in 2017/18 with the completion of the station construction and the start of cutovers from the old station. For the gas business, the proactive main replacement programme continues to drive our gas capital investment with over 60 miles of leak prone pipe replaced in Rhode Island in 2017/18.

FERC

The FERC Jurisdiction consists of the Long Island Generation business, the Canadian Interconnector, New England Power, Narragansett Electric (Transmission), and LNG investments.

Long Island Generation and the Canadian Interconnector are contracted investments, meaning that they earn revenues from long-term contracts with customers. The contracts are regulated by FERC and allow for an agreed Return on Equity. New England Power and Narragansett Electric (Transmission) use formula rates that allow for the businesses to earn returns on incremental investments almost immediately.

Return on Equity for the FERC Jurisdiction increased by 20 bps to 11.5%, primarily driven by an increased Return on Equity for Long Island Generation to 13.5% (2016/17: 12.0%).

FERC previously agreed to lower the base Return on Equity for the New England transmission owners from 11.14% to 10.57% for the period of October 2011 to December 2012. In April 2017, the US Court of Appeals found the FERC failed to articulate a satisfactory explanation for its actions. In March 2018, an Initial Decision was issued on Complaint 4, raised by New England Transmission Owners, NETO, ruling that the current base Return on Equity of 10.57% and maximum Return on Equity of 11.74% is

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National Grid 2017/18 Full Year Results Statement

not unjust and unreasonable. This Initial Decision is not the final agency action and must be acted upon by the Commission. We expect a final order no earlier than Q1 2019.

Return on Equity		Achieved (%)		Most recent granted (%)
Regulated Entity	FY18	FY17	CY15	
FERC				
Long Island Generation	13.5	12.0	12.5	9.9
New England Power	11.0	11.1	11.0	10.6
Canadian Interconnector	13.0	13.0	13.0	13.0
Narragansett Electric Transmission	11.5	11.4	11.2	10.6
Total FERC[1]	11.5	11.3	11.4	10.5

[1] Total return weighted by average rate base

On a US GAAP basis, capital investment in 2017/18 decreased to $312m from $382m in 2016/17.

Rate Base ($m) as at 31 March

FERC Regulated Entity	2018	2017	% change
Long Island Generation	408	422	(3)
New England Power	1,661	1,543	8
Canadian Interconnector	30	31	(3)
Narragansett Electric Transmission	718	697	3
Total FERC	2,817	2,693	5

In November 2017, we announced plans to install a 48MWh Battery Energy Storage System (BESS) on the island of Nantucket. Given growth forecasts, the island's emergency electricity back-up system needs to be expanded particularly as it is served by two submarine cables. The BESS, together with new backup diesel generation, will have a 6MW capacity to supply the island for up to eight hours in the event of a cable failure. It is one of several innovative battery systems that National Grid has planned across the three States that it serves.

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National Grid 2017/18 Full Year Results Statement

NATIONAL GRID VENTURES AND OTHER ACTIVITIES

Good performance in the year

12 months ended 31 March at actual exchange rates	Operating profit		change %	Capital investment		change %
(£m)	2018	2017		2018	2017	
Metering (incl. smart)	155	161	(4)	53	35	51
Grain LNG	76	74	3	7	6	17
IFA	65	72	(10)	21	15	40
IFA2	-	-	-	58	2	n/a
North Sea Link	-	-	-	47	40	18
Other	(62)	(68)	9	-	-	-
Total National Grid Ventures	234	239	(2)	186	98	90
Property	84	65	29	14	15	(7)
Corporate and other activities	(87)	(127)	31	141	134	5
Total Other	(3)	(62)	95	155	149	4
Total National Grid Ventures and Other	231	177	31	341	247	38

Joint ventures and associates	Share of post-tax results		change %	Capital investment[1]		change %
(£m)	2018	2017		2018	2017	
BritNed	36	53	(32)	-	-	n/a
Nemo Link	(1)	1	(200)	113	53	113
Millennium	13	13	-	13	4	225
Other	5	2	150	51	70	(27)
Total National Grid Ventures	53	69	(23)	177	127	39
St. William	(9)	(6)	(50)			
Cadent[2]	123	-	n/a			
Total Other	114	(6)	n/a			
Total Joint Ventures and Associates	167	63	165			

[1] Excludes £19m and £10m equity contribution to St William property joint venture for 2018 and 2017, respectively.

[2] Continuing results for 2016/17 exclude any contribution from Cadent. The estimated equivalent contribution for 2016/17 would have been £144m.

NATIONAL GRID VENTURES

National Grid Ventures performed well this year, making a £287m positive contribution to Group profit before tax, which consisted of Headline operating profit and post-tax share of JVs and associates earnings. Capital investment was £363m for the period to 31 March 2018, up £138m versus the prior year.

Metering profits continue expected decline; cash flows remain strong

The metering business continues to see a decline in meter rental income driven by the Government mandated smart meter rollout programme, albeit slower than expected. We now own 11.1 million gas meters, down 1.3m on the prior year. Investment is up £18m on prior year primarily due to increased smart metering installations. As at 31 March 2018, a total of 107,000 smart meters have now been installed (2016/17: 7,000 meters).

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National Grid 2017/18 Full Year Results Statement Grain LNG profit steady National Grid’s LNG import terminal on the Isle of Grain continues to deliver a consistent level of operating profit which is backed by long-term ‘take or pay’ capacity contracts with suppliers. Existing interconnectors in line with expectations As expected, operating profit for IFA declined 10% to £65m, driven by reduced price arbitrage between the UK and continental Europe. IFA had good availability in the year of 93% (2016/17: 78%, due to Storm Angus). Increased investment in 2017/18 was primarily driven by the ongoing refurbishment programme to extend the life of the interconnector for another 30 years. Our share of BritNed profit after tax was £17m lower year-on-year, primarily due to lower auction revenue. Construction continues on Nemo and NSL, and now underway on IFA2 interconnector Construction continues on both the Nemo Link and NSL, which remain on track to be operational in FY2019 and FY2022 respectively. The increased investment in Nemo reflects 112km of cable laid and the start of construction of the converter stations during the year. In November 2017, we also commenced construction on IFA2, a 1GW, £350m HVDC interconnector between Chilling in England and Tourbe in France. It will become the second link to France that National Grid has developed with RTE and it is expected to be operational in late 2020. Business Development opportunities In June, we were selected as preferred bidder for a new link between Shetland and mainland Great Britain. Having won the competitive tender for the Shetland link, we were disappointed that Ofgem rejected our proposal. This was due to two reasons. First, changes in the EU Industrial Emissions Directive, with tougher emissions targets only applying to Lerwick power station from 2030, 10 years later than initially expected. Second, the government announcement in October 2017 that, subject to receiving state aid approval, wind farms on remote islands will be eligible to compete for a Contract for Difference in the next auction in 2019. This meant Ofgem received assurances that the security of supply from Lerwick could be guaranteed until 2025 at a cost below our proposed connection. In the US, we have worked on the Granite State and Northeast Renewable projects to bring new-build renewables into Massachusetts. Although our projects were unsuccessful in the last Clean Energy RFP, we will utilise the foundational work to explore how these projects can be evolved to meet longer- term clean energy needs. US renewable and storage opportunities The evolving energy landscape is creating new opportunities in our US territories. During 2017, National Grid Ventures signed power purchase agreements with the Long Island Power Authority to build and operate battery storage energy systems. This project includes two 5MW, 8 hour lithium-ion battery systems located on Long Island’s South Fork and will help customers avoid the cost of new transmission or traditional generation. We are also constructing a 6.4MW/15MWh BESS at the Philadelphia Navy Yard (PNY). The battery will be for peak shaving and resiliency as part of the PNY microgrid. We were awarded the project in April 2018 and expect the system to be in service by mid- 2019. The business also connected over 204MW of rooftop solar for almost 27,000 customers through our joint venture with Sunrun and won a competitive 23MW solar project in Suffolk County, Long Island. 36

National Grid 2017/18 Full Year Results Statement OTHER ACTIVITIES Headline operating loss for the twelve months ended 31 March 2018 was £(3)m, £59m favourable compared to last year, largely driven by additional property site sales and a reduction in other costs. The Property business delivered an operating profit of £84m (2016/17: £65m), as a result of further sales, most notably our Staines and York sites. Other costs decreased year-on-year reflecting the expected reduction in business change programme expenditure. In March this year, St. William ‘topped out’ the first apartment building at the Prince of Wales Drive site in Battersea. This is a significant milestone for the scheme, which will deliver almost one thousand new homes when completed. The remaining 39% stake in Cadent made a £123m post tax contribution, down £21m compared to an estimate of the equivalent contribution last year. This was largely driven by timing. Future activities and outlook The focus for National Grid Ventures remains the efficient construction of the major interconnector projects in its portfolio, with an expected step up in capital investment in FY19 as construction continues on Nemo, NSL and IFA2. These three projects represent a total £1.3bn capital investment. A final investment decision on Viking Link, the 1.4GW 760km interconnector from England to Denmark, is expected later this summer. National Grid is at the heart of decarbonisation in both the UK and US. The strong ongoing growth in large scale renewables is likely to generate further opportunities for incremental investment. The long- term contracted nature or regulatory underpinning makes them well suited to the risk/reward profile of our portfolio. They leverage many of our core capabilities in engineering, project development, asset management and financing. We are therefore actively engaged in the renewables space, which is creating new opportunities for the business. The economics for Solar and Wind generation are becoming increasingly attractive, and the ongoing significant growth in large scale renewables is set to continue into the long-term. In the UK, we currently have around 100 connections in the pipeline from a range of new solar and storage customers. Similarly, in the US, at the distribution level, we continue to connect renewables for customers. 37

National Grid 2017/18 Full Year Results Statement APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS BASIS OF PRESENTATION Headline (or Adjusted) Unless otherwise stated, all financial commentaries in this release are given on a Headline (also referred to as Adjusted) basis at actual exchange rates. ‘Headline’ (also referred to as ‘Adjusted’) results are a key financial performance measure used by National Grid, which represent the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 57. A reconciliation to statutory results is provided in the consolidated income statement on page 49. Within this release a number of financial measures are presented. These measures have been categorised as Alternative Performance Measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP Financial Measures. An APM is a financial measure of historical or future financial performance, financial position or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of the underlying performance of the Group. APMs are reconciled to the most directly comparable IFRS financial measure where practicable. The Group has defined the following financial measures as APMs derived from IFRS: net revenue, Headline operating profit including timing and major storms, Underlying operating profit excluding timing and major storms, adjusted earnings per share including and excluding timing and major storms, net debt, capital investment, funds from operations (FFO), FFO/interest cover and retained cash flow (RCF)/adjusted net debt. For each of these measures we present a reconciliation to the most directly comparable IFRS measure. In addition to these APMs, we also have APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures. They comprise: Group Return on Equity (RoE), UK and US regulatory RoE, Regulated Asset Base, Regulated Asset Base growth, Regulatory gearing, annual Asset Growth, Value Growth and Value Added including value added per share. These measures reflect, in particular, the inputs used by utility regulators to set the allowed revenues for many of our businesses. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business. We use these measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for some of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. We consider that such regulatory measures are important supplemental measures to our IFRS reporting to ensure a complete understanding of Group performance. The starting point for our Regulatory Performance Measures is not IFRS, and the assumptions used in deriving these measures are not governed by IFRS. We are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS. 38

National Grid 2017/18 Full Year Results Statement DEFINITIONS Alternative Performance Measures derived from IFRS The following are metrics that are reconciled to IFRS measures, as set out on pages 42 to 44. Annual Asset Growth ’Annual Asset Growth’ measures the increase in ‘total regulatory value and other investments’, defined below. Capital Investment ‘Capital Investment’ or ‘Investment’ refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures, other than the St William joint venture during the period. St William is excluded based on the nature of this joint venture arrangement. Constant Currency ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the weighted average US dollar exchange rate for the year ended 31 March 2018, which was $1.36 to £1.00. The weighted average rate for the year ended 31 March 2017, was $1.28 to £1.00. Assets and liabilities as at 31 March 2017 have been retranslated at the closing rate at 31 March 2018 of $1.40 to £1.00. The closing rate for the balance sheet date 31 March 2017 was $1.25 to £1.00. Net Revenue ‘Net Revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over or under-recovery of these costs is returned to, or recovered from, our customers. Regulatory Performance Measures The following are metrics unable to be reconciled to IFRS measures as their starting point is not IFRS and the assumptions used to drive changes in these measures are not governed by IFRS. Group Return on Equity ‘Group Return on Equity’ or ‘Group RoE’ provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and minority interests. We use Group RoE to measure our performance in generating value for our shareholders and a target for Group RoE is included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes. Group RoE is underpinned by our regulated asset base. For the reasons noted further below, no reconciliation to IFRS has been presented as we do not believe it would be meaningful. Other Regulatory Assets and Liabilities The revenues that National Grid’s UK regulated businesses targets to collect in any year are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. This includes adjustments designed to share performance efficiencies with customers. National Grid’s estimate of these future revenue adjustments are represented in the calculation of regulated financial performance and regulated financial position as ‘Other Regulatory Assets and Liabilities’. These include:  Revenues associated with sharing under the totex incentive mechanism  Adjustments for changes to customer output requirements on totex allowances  True ups for pass through costs, actual RPI and pensions deficit repair costs  Differences between allowed/targeted and recovered revenues  Differences between revenues collected and earned under other incentive mechanisms In addition, Other Regulatory Assets and Liabilities include balances relating to ‘phasing adjustments’. Where expenditure allowances have been awarded in one year but are associated with expenditure that is now expected to be incurred in a different year National Grid applies ‘phasing adjustments’ to better match the allowances to the 39

National Grid 2017/18 Full Year Results Statement year of expenditure. In such cases, the revenues associated with these re-phased allowances are included in Other Regulated Assets and Liabilities and reversed when the associated expenditure is incurred. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate. Performance RAV UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is an addition to RAV above and beyond that associated with the remuneration of actual expenditure and is termed ‘Performance RAV’. Regulated Asset Base The ‘Regulated Asset Base’ is a regulatory construct, based on pre-determined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing in our networks, we add to our Regulated Asset Base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US. Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US. In the UK, the way in which our transactions affect ‘Regulated Asset Value’ (RAV) is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric and, therefore, it is not possible to provide a meaningful reconciliation between the two. In the US, ‘Rate Base’ is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not possible to provide a meaningful reconciliation from the US Rate Base to an equivalent IFRS measure. Timing Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to ‘over and under-recoveries’. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. Total Regulatory Value and Other Investments The sum of: the Regulatory Asset Value of the UK regulated businesses determined under the methodology set out in Ofgem’s Price Control Financial Model; the Rate Bases applicable to each US regulated entity calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s National Grid Ventures and Other activities; together with investments in joint ventures and associates excluding Cadent. National Grid Ventures and Other activities primarily relate to non-network businesses and other 40

National Grid 2017/18 Full Year Results Statement commercial operations including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal; and Nemo, North Sea Link and IFA2 interconnector projects, which are all under construction. Totex Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed ‘Totex’. The definition of Totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs. UK Regulated Return on Equity (nominal) ‘UK Regulated Return on Equity’ or ‘UK Regulated RoE’ is a measure of how the businesses are performing against the assumptions used by our regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%. They are calculated by dividing elements of out or under-performance versus the regulatory contract by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. This is an important measure of UK regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also help investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes. The UK RoE is underpinned by the UK RAV. For the reasons noted further above, no reconciliation to IFRS has been presented as we do not believe it would be meaningful. US Regulated Return on Equity (nominal) ‘US Regulated Return on Equity’ or ‘US Regulated RoE’ is a measure of how the businesses are performing against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. The returns are divided by the average Rate Base (or where a reported Rate Base is not available, an estimate based on Rate Base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. This is an important measure of our US regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes. The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base as measured under US GAAP; there is no equivalent concept of Rate Base under IFRS. The US RoE is underpinned by the US Rate Base. For the reasons noted further above, no reconciliation to IFRS has been presented as we do not believe it would be meaningful. Value Added ‘Value Added’ is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our Rate Base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements. Value Added is derived using our Regulated Asset Base and, as such, it is not possible to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our Regulated Asset Base. 41

National Grid 2017/18 Full Year Results Statement

Financial position, cash flow and net debt

Capital investment

Year ended 31 March	At actual exchange rates 2018 £m	2017 £m	change %	At constant currency 2018 £m	2017 £m	change %
UK Electricity Transmission	999	1,027	(3)	999	1,027	(3)
UK Gas Transmission	310	214	45	310	214	45
US Regulated	2,424	2,247	8	2,424	2,113	15
NG Ventures and Other	341	247	38	341	239	43
Group capex	4,074	3,735	9	4,074	3,593	13
Equity investment, funding contributions and loans to joint ventures and associates[1]	177	127	39	177	124	43
Group capital investment	4,251	3,862	10	4,251	3,717	14

1. Excludes £19m (2017: £10m) equity contribution to the St William property joint venture.

Net debt, retained cashflow and RCF to net debt metrics

Year ended 31 March	2018 £m	2017 £m	change %
Net debt	23,002	19,274	19
Adjusted net debt	22,777	20,290	12
Retained cashflow (RCF)	2,199	3,020	(27)
RCF / Adjusted net debt (%)	9.7	14.9	

Regulatory performance measures

Regulated financial performance (pre-tax)

Year ended 31 March	2018 £m	2017 £m	change %
UK Electricity Transmission	1,262	1,184	7
UK Gas Transmission	499	499	-
US Regulated	1,631	1,359	20

Rate base, RAV and invested capital

Year ended 31 March	At actual exchange rates 2018 £m	2017[1] £m	change %	At constant currency 2018 £m	2017[1] £m	change %
UK Electricity Transmission RAV	13,045	12,479	5	13,045	12,479	5
UK Gas Transmission RAV	6,014	5,755	5	6,014	5,755	5
Other regulated assets/liabilities	(519)	(479)	(8)	(519)	(479)	(8)
Total UK regulated and other assets	18,540	17,755	4	18,540	17,755	4
US rate base	14,762	15,398	(4)	14,762	13,751	7
Other regulated assets	1,921	1,665	15	1,921	1,487	29
Total US regulatory and other assets	16,683	17,063	(2)	16,683	15,238	9
Other invested capital	1,824	2,231	(18)	1,824	1,724	6
Group regulated and other assets	37,047	37,049	-	37,047	34,717	7

[1] Restated for opening balance adjustment following the completion of the regulatory reporting pack process in 2017.

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National Grid 2017/18 Full Year Results Statement

Value added (£m, constant currency)	For the year ended 31 March 2018			For the year ended 31 March 2017		
	2018 £m	2017 £m	change £m	2017 £m	2016 £m	change £m
Total Group regulated and other assets[1]	37,047	34,717	2,330	45,895	44,146	1,749
Net Debt[2]	(23,002)	(21,182)	(1,820)	(29,145)	(27,685)	(1,460)
			510			289
Dividend paid			1,316			1,463
Share buy-backs			178			189
Value added			2,004			1,941
Value added per share (pence)			57.9			51.6

[1]For the year ended 31 March 2017 total group regulated and other assets included 100% share of RAV of the UK Gas Distribution business.
[2]For the year ended 31 March 2018, net debt of £21,182m includes an adjustment for the £4bn return of capital. For the year ended 31 March 2017, net debt of £29,145m includes an adjustment to exclude the £10bn reduction in net debt on the sale of UK Gas Distribution.
[3] Excludes special dividend and share buybacks associated with return of capital post UK Gas Distribution sale.

Return on Equity

Year ended 31 March	2018 %	2017 %	change
UK Electricity Transmission	13.1	13.6	(0.5)
UK Gas Transmission	10.0	10.8	(0.8)
US Regulated	8.9	8.2	0.7
Group	12.3	11.7	0.6

Regulatory gearing

	At actual exchange rates			At constant currency		
Year ended 31 March	2018 %	2017 %	change	2018 %	2017 %	change
Group	64	65	(1)	64	62	2

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National Grid 2017/18 Full Year Results Statement

METRIC CALCULATIONS

Regulated Financial Performance (£m) (year ended 31 March)	2018			2017			
	UKET	UKGT	US REG	UKET	UKGT	UKGD	US REG
Statutory operating profit	1,041	487	1,734	1,361	507	898	1,278
Exceptional items/remeasurements	-	-	(36)	11	4	-	435
Headline operating profit	1,041	487	1,698	1,372	511	898	1,713
Depreciation and amortisation	475	194	635	421	186	214	642
	1,516	681	2,333	1,793	697	1,112	2,355
Major storms	-	-	142	-	-	-	
	1,516	681	2,475	1,793	697	1,112	2,355
Regulatory treatment adjustments							
Movement in UK regulatory "IOUs"	51	(91)	-	(288)	(120)	16	-
US timing	-	-	(136)	-	-	-	(199)
Performance RAV created	83	(16)	-	74	(11)	47	-
Pension adjustment	(49)	(32)	(73)	(47)	(53)	(13)	(155)
3% RAV Indexation	374	173	-	356	168	260	-
UK deferred taxation adjustment	70	18	-	62	39	(24)	-
Regulatory depreciation	(852)	(223)	(635)	(800)	(207)	(413)	(642)
Fast/slow money adjustment	69	(11)	-	34	(14)	(121)	-
Regulated Financial Performance	1,262	499	1,631	1,184	499	864	1,359

Group RoE calculation (year ended 31 March)	2018	2017	2016
Regulated Financial Performance	3,392	3,906	3,663
Operating profit of other activities	255	204	374
Group financial performance	3,647	4,110	4,037
Share of post-tax results of joint ventures	238	63	59
Non-controlling interests	(1)	1	(3)
Adjusted group interest charge	(980)	(1,075)	(922)
Group tax charge	(639)	(808)	(753)
Tax on adjustments	27	166	4
Group financial performance after interest and tax	2,292	2,457	2,422
Opening Rate Base/RAV	32,446	40,435	36,998
Share of Cadent RAV	512	-	-
Opening NBV of non-regulated businesses	1,328	1,579	1,213
Joint Ventures	459	408	319
Opening Goodwill	5,626	5,984	5,182
Opening capital employed	40,371	48,406	43,712
Opening Net Debt[1]	(21,770)	(27,346)	(24,024)
Opening Equity	18,601	21,060	19,688
Return on Equity	12.3%	11.7%	12.3%

[1] Opening net debt has been adjusted to reflect the impact of the UK Gas Distribution sale.

Regulated Financial Position (£m – constant currency)	2017/18			
	UKET	UKGT	US REG	Group
Opening RAV/Rate Base[1]	12,479	5,755	13,751	31,985
In year movement	566	259	1,011	1,836
Closing RAV/Rate Base	13,045	6,014	14,762	33,821
Opening Other Regulatory Assets and Liabilities[1]	(445)	(34)	1,487	1,008
In year movement	51	(91)	434	394
Closing Other Regulatory Assets and Liabilities	(394)	(125)	1,921	1,402
Closing Regulated Financial Position	12,651	5,889	16,683	35,223

[1] Adjusted to correspond with 2016/17 regulatory filings and calculations

44

National Grid 2017/18 Full Year Results Statement

DESCRIPTION OF METRIC CALCULATIONS

Regulated Financial Performance

The Regulated Financial Performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It makes adjustments to reported operating profit to reflect the impact of the businesses' regulatory arrangements when presenting financial performance. It reflects both the value realised on behalf of providers of capital in the year and also an estimation of net value created, but not yet realised that is reasonably expected to be realised or returned to customers in future periods under the Group's regulatory arrangements.

The principal adjustments from reported operating profit to regulated financial performance are:

Adjustment	Calculation
US timing, major storms & movement in UK regulatory **"IOUs"** Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years.	US: As per US Timing and major storms UK: Movement in other regulated assets and liabilities.
Performance RAV UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.	In year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.
Pension adjustment Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year.	UK: cash payments against the regulatory proportion of pension deficits in the UK regulated business. US: the difference between IFRS and US GAAP pension charges.
3% RAV Indexation Future UK revenues expected to be set using an asset base adjusted for inflation.	UK RAV multiplied by 3% (long-run RPI inflation assumption).
UK deferred taxation adjustment Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year.	The difference between 1. IFRS underlying EBITDA less other regulatory adjustments and 2. IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.
Regulatory depreciation US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.	Regulatory depreciation.
Fast/slow money adjustment The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.	Difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

45

National Grid 2017/18 Full Year Results Statement Group Return on Equity The Group Return on Equity (RoE) calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders. Calculation: Regulatory financial performance, including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets  Adjusted interest removes interest on pensions, capitalised interest and discount unwind on provisions  Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest  Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of joint ventures and other activities excluding Cadent plus a 39% share of Cadent RAV, adjusted to reflect debt structure; minus opening net debt as reported under IFRS (adjusted for the impact of the disposal of UK Gas Distribution). US Regulated Return on Equity (nominal) US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. This is a post-tax US GAAP metric as calculated annually. For the current, prior and future year results, this has been calculated on a fiscal basis (e.g. year ended 31 March 2018). Prior to March 2016 this was calculated on a calendar year basis. Calculation: Regulated net income divided by equity rate base:  Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate  Regulated net income is adjusted for earned savings in New York and Narragansett Electric and for certain material specified items  Equity rate base for the current year is an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure. For the prior year, equity rate base was an average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure UK Regulated Return on Equity (nominal) UK Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI is equal to a long-run assumption of 3.0%. Calculation: Base allowed Return on Equity plus or minus the following items  Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge;  Totex outperformance multiplied by the company sharing factor set by the regulator; and  Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery) Divided by average equity RAV in line with regulatory assumed capital structure. 46

National Grid 2017/18 Full Year Results Statement PROVISIONAL FINANCIAL TIMETABLE Date Event 17 May 2018 2017/18 full year results 31 May 2018 Ordinary shares and ADRs go ex-dividend for 2017/18 final dividend 1 June 2018 Record date for 2017/18 final dividend 7 June 2018 Scrip reference price announced 28 June 2018 (5pm London time) Scrip election date for 2017/18 final dividend 30 July 2018 Annual General Meeting, ICC, Birmingham 15 August 2018 2017/18 final dividend paid to qualifying shareholders 8 November 2018 2018/19 half year results 21 November 2018 ADRs go ex-dividend for the 2018/19 interim dividend 22 November 2018 Ordinary shares go ex-dividend for the 2018/19 interim dividend 23 November 2018 Record date for 2018/19 interim dividend 29 November 2018 Scrip reference price announced 7 December 2018 Scrip election date for 2018/19 interim dividend 9 January 2019 2018/19 interim dividend paid to qualifying shareholders 47

National Grid 2017/18 Full Year Results Statement American Depositary Receipt (ADR) Deposit Agreement National Grid amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2017/18 final dividend will be charged a fee of $0.02 per ADR, by the Depositary prior to distribution of the cash dividend. CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the role of the UK electricity system operator as well as increased political and economic uncertainty; failure to adequately forecast and respond to disruptions in energy supplies; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity (including acquisitions and disposals) and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. 48

National Grid 2017/18 Full Year Results Statement

Consolidated income statement

for the years ended 31 March

2018 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements (see note 3)	Total
Continuing operations				
Revenue	2(a)	15,250	-	15,250
Operating costs	3	(11,793)	36	(11,757)
Operating profit	2(b)	3,457	36	3,493
Finance income	4	154	-	154
Finance costs	3,4	(1,128)	229	(899)
Share of post-tax results of joint ventures and associates		167	(207)	(40)
Profit before tax	2(b),3	2,650	58	2,708
Tax	5	(589)	1,473	884
Profit after tax from continuing operations	3	2,061	1,531	3,592
Loss after tax from discontinued operations	8	-	(41)	(41)
Total profit for the year (continuing and discontinued)		2,061	1,490	3,551
Attributable to:				
Equity shareholders of the parent		2,060	1,490	3,550
Non-controlling interests[1]		1	-	1
Earnings per share (pence)				
Basic earnings per share (continuing)	6			103.8
Diluted earnings per share (continuing)	6			103.3
Basic earnings per share (continuing and discontinued)	6			102.6
Diluted earnings per share (continuing and discontinued)	6			102.1

1. The non-controlling interests for the year ended 31 March 2018 relate to continuing operations.

2017[2] £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements (see note 3)	Total
Continuing operations				
Revenue	2(a)	15,035	-	15,035
Operating costs	3	(11,262)	(565)	(11,827)
Operating profit	2(b)	3,773	(565)	3,208
Finance income	4	53	-	53
Finance costs	3,4	(1,082)	(58)	(1,140)
Share of post-tax results of joint ventures and associates		63	-	63
Profit before tax	2(b),3	2,807	(623)	2,184
Tax	5	(666)	292	(374)
Profit after tax from continuing operations	3	2,141	(331)	1,810
Profit after tax from discontinued operations	8	606	5,378	5,984
Total profit for the year (continuing and discontinued)		2,747	5,047	7,794
Attributable to:				
Equity shareholders of the parent		2,747	5,048	7,795
Non-controlling interests[3]		-	(1)	(1)
Earnings per share (pence)				
Basic earnings per share (continuing)	6			48.1
Diluted earnings per share (continuing)	6			47.9
Basic earnings per share (continuing and discontinued)	6			207.1
Diluted earnings per share (continuing and discontinued)	6			206.2

2. Comparatives have been re-presented to reflect the change to a columnar format (see note 1).
3. The non-controlling interests for the year ended 31 March 2017 relate to discontinued operations.

49

National Grid 2017/18 Full Year Results Statement Consolidated statement of comprehensive income for the years ended 31 March Note 2018 2017 £m £m Profit after tax from continuing operations 3,592 1,810 Other comprehensive income from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement gains of pension assets and post-retirement benefit obligations 1,313 423 Share of other comprehensive income of associates, net of tax1 142 - Tax on items that will never be reclassified to profit or loss (530) (277) Total items from continuing operations that will never be reclassified to profit or loss 925 146 Items from continuing operations that may be reclassified subsequently to profit or loss: Exchange adjustments (505) 346 Net gains in respect of cash flow hedges 19 70 Transferred to profit or loss in respect of cash flow hedges (3) (6) Net (losses)/gains on available-for-sale investments (30) 81 Transferred to profit or loss on sale of available-for-sale investments (73) (25) Share of other comprehensive income of associates, net of tax1 5 - Tax on items that may be reclassified subsequently to profit or loss 33 (34) Total items from continuing operations that may be reclassified subsequently to profit or loss (554) 432 Other comprehensive income for the year, net of tax from continuing operations 371 578 Other comprehensive income for the year, net of tax from discontinued operations 8 - 42 Other comprehensive income for the year, net of tax 371 620 Total comprehensive income for the year from continuing operations 3,963 2,388 Total comprehensive income for the year from discontinued operations 8 (41) 6,026 Total comprehensive income for the year 3,922 8,414 Attributable to: Equity shareholders of the parent From continuing operations 3,963 2,389 From discontinued operations (41) 6,026 3,922 8,415 Non-controlling interests From continuing operations - (1) 1. The share of other comprehensive income of associates relates to items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited), comprising £142 million (2017: £nil) remeasurement gains on pension assets and post-retirement benefit obligations and a £5 million (2017: £nil) net gain in respect of cash flow hedges. Both items are shown net of tax. 50

National Grid 2017/18 Full Year Results Statement

Consolidated statement of changes in equity
for the years ended 31 March

	Note	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2016		447	1,326	16,305	(4,523)	13,555	10	13,565
Profit/(loss) for the year		-	-	7,795	-	7,795	(1)	7,794
Total other comprehensive income for the year		-	-	84	536	620	-	620
Total comprehensive income/(loss) for the year		-	-	7,879	536	8,415	(1)	8,414
Equity dividends	7	-	-	(1,463)	-	(1,463)	-	(1,463)
Scrip dividend related share issue[1]		2	(2)	-	-	-	-	-
Purchase of treasury shares		-	-	(189)	-	(189)	-	(189)
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	7	7
Share-based payments		-	-	35	-	35	-	35
Tax on share-based payments		-	-	3	-	3	-	3
At 31 March 2017		449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the year		-	-	3,550	-	3,550	1	3,551
Total other comprehensive income/(loss) for the year		-	-	925	(553)	372	(1)	371
Total comprehensive income/(loss) for the year		-	-	4,475	(553)	3,922	-	3,922
Equity dividends	7	-	-	(4,487)	-	(4,487)	-	(4,487)
Scrip dividend related share issue[1]		3	(3)	-	-	-	-	-
Purchase of treasury shares		-	-	(1,017)	-	(1,017)	-	(1,017)
Issue of treasury shares		-	-	33	-	33	-	33
Purchase of own shares		-	-	(5)	-	(5)	-	(5)
Share-based payments		-	-	16	-	16	-	16
Tax on share-based payments		-	-	2	-	2	-	2
At 31 March 2018[2]		452	1,321	21,599	(4,540)	18,832	16	18,848

1. Included within the share premium account are costs associated with scrip dividends.
2. Refer to note 7 for the effect of the share consolidation and special dividend.

51

National Grid 2017/18 Full Year Results Statement Consolidated statement of financial position as at 31 March 2018 2017 £m £m Non-current assets Goodwill 5,444 6,096 Other intangible assets 899 923 Property, plant and equipment 39,853 39,825 Other non-current assets 115 69 Pension assets 1,409 603 Financial and other investments 899 1,100 Investments in joint ventures and associates 2,168 2,083 Derivative financial assets 1,319 1,567 Total non-current assets 52,106 52,266 Current assets Inventories and current intangible assets 341 403 Trade and other receivables 2,798 2,728 Current tax assets 114 317 Financial and other investments 2,694 8,741 Derivative financial assets 405 246 Cash and cash equivalents 329 1,139 Total current assets 6,681 13,574 Total assets 58,787 65,840 Current liabilities Borrowings (4,447) (5,496) Derivative financial liabilities (401) (1,147) Trade and other payables (3,453) (3,345) Current tax liabilities (123) (107) Provisions (273) (416) Total current liabilities (8,697) (10,511) Non-current liabilities Borrowings (22,178) (23,142) Derivative financial liabilities (660) (1,246) Other non-current liabilities (1,317) (1,370) Deferred tax liabilities (3,636) (4,479) Pensions and other post-retirement benefit obligations (1,672) (2,536) Provisions (1,779) (2,172) Total non-current liabilities (31,242) (34,945) Total liabilities (39,939) (45,456) Net assets 18,848 20,384 Equity Share capital 452 449 Share premium account 1,321 1,324 Retained earnings 21,599 22,582 Other equity reserves (4,540) (3,987) Total shareholders’ equity 18,832 20,368 Non-controlling interests 16 16 Total equity 18,848 20,384 1. Comparative amounts have been represented to reflect the reclassification of commodity derivative contracts from trade and other receivables and payables, and from other non- current assets and liabilities, to derivative financial assets and derivative financial liabilities. 52

National Grid 2017/18 Full Year Results Statement Consolidated cash flow statement for the years ended 31 March 2018 2017 Notes £m £m Cash flows from operating activities Total operating profit from continuing operations 2(b) 3,493 3,208 Adjustments for: Exceptional items and remeasurements 3 (36) 565 Depreciation, amortisation and impairment 1,530 1,481 Share-based payments charge 16 32 Changes in working capital 118 151 Changes in provisions (206) (181) Changes in pensions and other post-retirement benefit obligations (239) (768) Cash flows relating to exceptional items 26 (36) Cash generated from operations – continuing operations 4,702 4,452 Tax recovered/(paid) 8 (132) Net cash inflows from operating activities – continuing operations 4,710 4,320 Net cash (used in)/inflows from operating activities – discontinued operations 8 (207) 909 Cash flows from investing activities Acquisition of investments (2) - Investments in joint ventures and associates (129) (76) Loans to joint ventures and associates (68) (61) Disposal of investments 134 - Disposal of UK Gas Distribution (20) 5,454 Purchases of intangible assets (173) (223) Purchases of property, plant and equipment (3,738) (3,296) Disposals of property, plant and equipment 10 18 Dividends received from joint ventures and associates 213 99 Interest received 57 51 Net movements in short-term financial investments 5,953 (5,600) Net cash flow from/(used in) investing activities – continuing operations 2,237 (3,634) Net cash flow used in investing activities – discontinued operations 8 - (680) Cash flows from financing activities Purchase of treasury shares (1,017) (189) Proceeds from issue of treasury shares 33 18 Purchase of own shares (5) (6) Proceeds received from loans 1,941 2,463 Repayments of loans (2,156) (1,616) Net movements in short-term borrowings and derivatives (772) 90 Interest paid (853) (839) Dividends paid to shareholders (4,487) (1,463) Net cash flow used in financing activities – continuing operations (7,316) (1,542) Net cash flow (used in)/from financing activities – discontinued operations 8 (231) 1,611 Net (decrease)/increase in cash and cash equivalents 9 (807) 984 Disposal of bank overdraft in UK Gas Distribution - 15 Exchange movements (3) 16 Net cash and cash equivalents at start of year 1,139 124 Net cash and cash equivalents at end of year 329 1,139 53

National Grid 2017/18 Full Year Results Statement Notes 1. Basis of preparation and new accounting standards, interpretations and amendments The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2018, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2017 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006. The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2018 which are consistent with those applied in the preparation of our accounts for the year ended 31 March 2017. This year we have adopted a columnar presentation for our income statement as we consider it improves the clarity of the presentation, and is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee, and better enables users of the financial statements to understand the results. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and year on year. The following standards, interpretations and amendments, issued by the IASB as adopted and by the IFRS Interpretations Committee (IFRIC), and as adopted by the EU, are effective for the year ended 31 March 2018. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2018.  Annual improvements to IFRSs 2014-2016 Cycle;  Amendments to IAS 7 ‘Statement of Cash Flows’; and  Amendments to IAS 12 ‘Income Taxes’. New accounting standards not yet adopted i) IFRS 9 ‘Financial Instruments’ IFRS 9 ‘Financial Instruments’ is effective for National Grid for the year ending 31 March 2019. The change to IFRS 9 principally impacts the accounting for the classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The Group has elected not to restate comparatives on initial application of IFRS 9. The full impact of adopting IFRS 9 will depend on the financial instruments that the Group has during the year ending 31 March 2019 as well as on economic conditions and judgements made as at the year end. The Group has performed an assessment of the potential impact of adopting IFRS 9 based on the financial instruments and hedging relationships as at the date of adoption of IFRS 9 (1 April 2018). It is not expected that the adoption of IFRS 9 will materially impact our profits or net assets on transition or prospectively. ii) IFRS 15 ‘Revenue from Contracts with Customers’ IFRS 15 ‘Revenue from Contracts with Customers’ is effective for National Grid for the year ending 31 March 2019. The new standard provides enhanced detail and a five-step revenue recognition approach to reflect the transfer of goods and services to customers. The core principle of IFRS 15 is that an entity recognises revenue related to the transfer of promised goods or services when control of the goods or services passes to customers. We will adopt the modified retrospective approach whereby the historical cumulative transition adjustment is reflected through retained earnings. There are two types of revenue arrangements that will be impacted on transition to IFRS 15:  There are certain pass through costs where the agency/principal assessment changes under IFRS 15. In moving from a risk and reward model to a control model under IFRS 15, there are certain pass through revenues principally relating to revenues collected on behalf of the Scottish and Offshore transmission operators where we will no longer act as principal. If we had adopted IFRS 15 in 2017/18, both revenues and operating costs would have been £1,056m lower.  Across our subsidiaries in the UK and US our customers provide contributions in advance for certain capital works (principally for connections across the UK and the US and for diversions in the UK). IFRS 15 has changed how revenue is recognised. Under IFRS 15, we will defer revenues over the life of the connection because our customers cannot benefit from a connection without the use of our utility network; access to our network through the connection is satisfied over time. For diversions, revenues will be recorded on completion of the work as there are no ongoing performance obligations to satisfy. Had we adopted IFRS 15 in 2017/18, revenues would have been approximately £83 million lower, as revenues from connections in the US and UK Gas Transmission that were previously recognised up-front are deferred over the life of the network. The decrease in profit after tax in our subsidiaries would have been £56 million. The transition adjustment through retained earnings of £167 million will result in an increase to deferred revenues of approximately £240 million and a corresponding deferred tax impact of £73 million. Date of approval This announcement was approved by the Board of Directors on 16 May 2018. 54

National Grid 2017/18 Full Year Results Statement

2. Segmental analysis

Revenue and the results of the business analysed by operating segment are presented based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid's chief operating decision-making body (as defined by IFRS 8 'Operating Segments') and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 3). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within our financial statements.

The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in England and Wales.
UK Gas Transmission	High-pressure gas transmission network in England and Wales and UK liquefied natural gas (LNG) storage activities.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

NG Ventures was formed on 1 April 2017 and brought together our businesses that are adjacent to our core regulated operations to create a new division with its own leadership. NG Ventures is led by a member of the Group Executive and its results are reported separately to the Board of Directors. This operating segment represents our key strategic growth area outside of our regulated core in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain and electricity interconnectors, with a focus on investment and future activities in emerging growth areas. NG Ventures does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results have not been disaggregated. The results of the businesses that now form NG Ventures were previously reported in the Other activities segment and therefore, although the segment has been renamed NG Ventures and Other, the results of previous periods have not been affected.

Other activities that do not form part of any of the segments in the above table primarily relate to UK property development together with insurance and corporate activities in the UK and US geographical areas.

Discontinued operations in 2017 comprises the profits and losses associated with the UK Gas Distribution business, up to and including the point at which it was sold to Quadgas HoldCo Limited (see note 8). In the current year, transactions within discontinued operations relate solely to the business prior to the sale and the sale transaction itself.

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. It excludes value added (sales) tax and intra-group sales. Revenue includes an assessment of unbilled energy and transportation services supplied to customers between the date of the last meter reading and the year-end. This is estimated based on historical consumption and weather patterns.

Where revenue exceeds the maximum amount permitted by a regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of revenue as stipulated by regulatory agreements.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination, with no material sales between the UK and US geographical areas.

(a) Revenue

	2018 £m	2017 £m
Operating segments:		
UK Electricity Transmission	4,154	4,439
UK Gas Transmission	1,091	1,080
US Regulated	9,272	8,931
NG Ventures and Other[1]	776	713
Sales between segments	(43)	(128)
Total from continuing operations	15,250	15,035
Split by geographical areas – continuing operations		
UK	5,938	6,064
US	9,312	8,971
	15,250	15,035

1. Included within NG Ventures and Other is £593 million (2017: £604 million) of revenue relating to NG Ventures.

55

National Grid 2017/18 Full Year Results Statement

2. Segmental analysis continued

(b) Operating profit from continuing operations

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 3.

	Before exceptional items and remeasurements		After exceptional items and remeasurements	
	2018 £m	2017 £m	2018 £m	2017 £m
Operating segments – continuing operations:				
UK Electricity Transmission	1,041	1,372	1,041	1,361
UK Gas Transmission	487	511	487	507
US Regulated	1,698	1,713	1,734	1,278
NG Ventures and Other[1]	231	177	231	62
Total operating profit from continuing operations	3,457	3,773	3,493	3,208
Split by geographical areas – continuing operations				
UK	1,840	2,118	1,840	1,988
US	1,617	1,655	1,653	1,220
	3,457	3,773	3,493	3,208

Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. We have shown the share of post-tax results of joint ventures and associates disaggregated between those held within NG Ventures and Other and our retained 39% interest in the UK Gas Distribution business ('Cadent'[2]). Operating exceptional items and remeasurements of £nil (2017: £11 million) detailed in note 3 are attributable to UK Electricity Transmission; £nil (2017: £4 million) to UK Gas Transmission; £36 million (2017: £435 million) to US Regulated; and £nil (2017: £115 million) to NG Ventures and Other.

	Before exceptional items and remeasurements		After exceptional items and remeasurements	
	2018 £m	2017 £m	2018 £m	2017 £m
Reconciliation to profit before tax:				
Operating profit from continuing operations	3,457	3,773	3,493	3,208
Finance income	154	53	154	53
Finance costs	(1,128)	(1,082)	(899)	(1,140)
Share of post-tax results of joint ventures and associates				
Cadent[2]	123	-	(89)	-
NG Ventures and Other	44	63	49	63
Profit before tax from continuing operations	2,650	2,807	2,708	2,184

1. Included within NG Ventures and Other is £234 million (2017: £239 million) of operating profit (both before and after exceptional items and remeasurements) relating to NG Ventures.
2. Investment held through Quadgas HoldCo Limited.

(c) Capital expenditure

	Net book value of property plant and equipment and other intangible assets		Capital expenditure[1]		Depreciation and amortisation	
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Operating segments						
UK Electricity Transmission	13,028	12,515	999	1,027	(475)	(421)
UK Gas Transmission	4,280	4,165	310	214	(194)	(186)
US Regulated	20,953	21,638	2,424	2,247	(635)	(642)
NG Ventures and Other[2]	2,491	2,430	341	247	(226)	(232)
Total from continuing operations	40,752	40,748	4,074	3,735	(1,530)	(1,481)
Split by geographical areas – continuing operations:						
UK	18,772	18,102	1,527	1,357	(804)	(753)
US	21,980	22,646	2,547	2,378	(726)	(728)
	40,752	40,748	4,074	3,735	(1,530)	(1,481)
By asset type						
Property, plant and equipment	39,853	39,825	3,901	3,507	(1,392)	(1,348)
Non-current intangible assets	899	923	173	228	(138)	(133)
Total from continuing operations	40,752	40,748	4,074	3,735	(1,530)	(1,481)

1. Represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.
2. Included within NG Ventures and Other are assets with a net book value of £1,454 million (2017: £1,432 million), capital expenditure of £186 million (2017: £98 million) and depreciation and amortisation of £143 million (2017: £143 million) relating to NG Ventures.

56

National Grid 2017/18 Full Year Results Statement 3. Exceptional items and remeasurements Exceptional items and remeasurements are items of income and expenditure that, in the judgement of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement (which can vary significantly from one period to the next) arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. These fair values increase or decrease because of changes in commodity and financial indices and prices over which we have no control. 2018 2017 Continuing operations £m £m Included within operating profit: Exceptional items: Environmental charges - (526) Gas holder demolition costs - (107) Final settlement of LIPA MSA Transition 26 - 26 (633) Remeasurements: Commodity contract derivatives 10 68 36 (565) Included within finance costs: Remeasurements: Net gains on derivative financial instruments 229 (58) Included within share of post-tax results of associates and joint ventures: Remeasurements: Net losses on derivative financial instruments 1 - Exceptional items: Impairment of investment in Quadgas HoldCo Limited (213) - Deferred tax arising on the reduction of the US corporation tax rate 5 - (207) - Total included within profit before tax 58 (623) Included within tax: Exceptional items: credits arising on items not included in profit before tax: Deferred tax credit arising on the reduction in the UK corporation tax rate - 94 Deferred tax credit arising on the reduction in the US corporation tax rate 1,510 - Tax on exceptional items (9) 227 Tax on remeasurements (28) (29) 1,473 292 Total exceptional items and remeasurements after tax 1,531 (331) Analysis of total exceptional items and remeasurements after tax: Exceptional items after tax 1,319 (312) Remeasurements after tax 212 (19) Total exceptional items and remeasurements after tax 1,531 (331) Operating exceptional items 2017/18 During the year, the Group reached an agreement with LIPA on an amount in final settlement of receivables and payables that arose following the cessation of the Management Services Agreement (MSA) with LIPA in December 2013. The settlement has resulted in a gain of £26 million, which has been recorded as exceptional, consistent with the treatment of gains and losses on the original transaction. In assessing the value of the Group’s interests in Quadgas HoldCo Limited (the holding Company for Cadent Gas) at 31 March 2018, the Company has considered the fair market value of its interests as implied by the agreement relating to a potential sale of a 25% interest in Quadgas (for equity and shareholder loans), announced on 1 May 2018 and described in note 14. 57

National Grid 2017/18 Full Year Results Statement 3. Exceptional items and remeasurements continued The associated accounting implications are the recognition of a £110 million fair value gain on the Further Acquisition Agreement (FAA) which is detailed in the remeasurements section below and a £213 million impairment against the equity carrying value of investment in Quadgas HoldCo Limited. We have assessed the carrying value of all our interests in Quadgas (including the FAA derivative asset noted above) against the cash flows we expect to receive under the agreement for the 25% (comprising future dividends, shareholder loan interest income and the proceeds on exercise of the option arrangement plus a cost of carry), discounted to present value derived using an estimate of Quadgas Investments BidCo Limited’s marginal cost of borrowing. Following the recognition of this charge, the total carrying value of our interests in Quadgas HoldCo Limited is £2.1 billion. Neither of these two accounting entries are taxable. 2016/17 In the US, the Group’s most significant environmental liabilities relate to former manufacturing gas plant (MGP) facilities formerly owned or operated by the Group. The sites are subject to both state and federal law in the US. The expenditure is expected to be largely recoverable from rate payers but under IFRS, no asset can be recorded for this. During the second half of 2016/17, the Group updated its assessment of the gross remediation costs at three key sites in New York, resulting in an increase of £481m on an undiscounted basis. The charge booked reflects the Group’s best estimate of future cash outflow, based on notices received from state and federal authorities, and plans developed in response, supported by external consultants where appropriate. In some cases, judgement is also required regarding the Group’s share of the estimated cost, principally at sites where other parties are also potentially liable but where no cost sharing agreement exists. Also included within the above are charges relating to the impact of a change in the real discount rate from 2% to 1% on our provisions. A provision of £107m has been made for the demolition of certain non-operational gas holders in the UK. Following the disposal of UK Gas Distribution, the land on which the gas holders are sited was transferred to the Group’s UK property division. The Group’s property division maximises our return from our land portfolio and therefore a constructive obligation exists to demolish the gas holders. Remeasurements Commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. Net (losses)/gains on derivative financial instruments of £119 million (2017: £58 million) comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The Further Acquisition Agreement (FAA) signed on 31 March 2017 relating to a 14% interest in the equity and shareholder loans of Quadgas HoldCo Limited is treated as a derivative at fair value through profit and loss. In assessing the fair value of this derivative at 31 March 2018, we have compared the pricing mechanism within the FAA against that of the agreement concerning our remaining 25% interest. The £110 million gain reflects the pricing differential between the two contracts. At 31 March 2017, being the date on which the FAA was signed, the fair value was taken to be zero. Net gains on financial instruments comprise the gains on financial instruments of Quadgas HoldCo Limited reported through their income statement. Items included within tax The ‘Tax Cuts and Jobs Act’ which was enacted on 22 December 2017 reduced the US corporate rate from 35% to 21% with effect from 1 January 2018. Deferred taxes at the reporting date have been measured using these enacted tax rates and reflected in these financial statements, resulting in a deferred tax credit. The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate for the years ended 31 March 2017 and 31 March 2018. 58

National Grid 2017/18 Full Year Results Statement 4. Finance income and costs 2018 2017 £m £m Finance income Bank deposits and other financial assets 81 28 Gains on disposal of available-for-sale investments 73 25 154 53 Finance costs Net interest on pension and other post-retirement benefit obligations (65) (107) Interest expense on financial instruments (1,105) (994) Unwinding of discount on provisions (75) (73) Other interest (11) (17) Less: interest capitalised1 128 109 Finance costs before exceptional items and remeasurements (1,128) (1,082) Remeasurements: Net gains / (losses) on derivative financial instruments2, 3, 4 229 (58) Exceptional items and remeasurements included within finance costs 229 (58) Finance costs (899) (1,140) Net finance costs from continuing operations (745) (1,087) 1. Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.1% (2017: 3.4%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £20 million (2017: £18 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances. 2. Includes a net foreign exchange loss on financing activities of £314 million (2017: £264 million loss) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value. 3. Includes a net loss on instruments designated as fair value hedges of £90 million (2017: £27 million loss) and a net gain of £124 million (2017: £60 million gain) arising from fair value adjustments to the carrying value of debt. 4. Includes £110 million gain on the Further Acquisition Agreement (FAA) derivative financial instrument relating to the put/call option over a 14% interest in Quadgas HoldCo Limited. Further details can be found in note 3. 59

National Grid 2017/18 Full Year Results Statement 5. Tax Tax (credited)/charged to the income statement – continuing operations 2018 2017 £m £m Tax before exceptional items and remeasurements 589 666 Exceptional tax on items not included in profit before tax (note 3) (1,510) (94) Tax on other exceptional items and remeasurements 37 (198) Tax on total exceptional items and remeasurements (note 3) (1,473) (292) Total tax (credit)/charge from continuing operations (884) 374 Tax as a percentage of profit before tax % % Before exceptional items and remeasurements – continuing operations 22.2 23.7 After exceptional items and remeasurements – continuing operations (32.6) 17.1 The tax (credit)/charge for the year can be analysed as follows: £m £m Current tax UK corporation tax at 19% (2017: 20%) 205 225 UK corporation tax adjustment in respect of prior years (18) (47) Overseas corporation tax 15 - Overseas corporation tax adjustment in respect of prior years (4) 1 Total current tax from continuing operations 198 179 Deferred tax UK deferred tax 65 (9) UK deferred tax adjustment in respect of prior years (2) (18) Overseas deferred tax (1,155) 224 Overseas deferred tax adjustment in respect of prior years 10 (2) Total deferred tax from continuing operations (1,082) 195 Total tax (credit)/charge from continuing operations (884) 374 Factors that may affect future tax charges On 22 December 2017, the Tax Cuts and Jobs Act (Tax Reform) was signed into law in the US. The Tax Reform includes significant changes to various federal tax provisions applicable to National Grid. The most significant changes include the reduction in the corporate federal income tax rate from 35% to 21% effective 1 January 2018 and the elimination of bonus depreciation deduction on utility property acquired after 27 September 2017 but allowance for 100% expensing of non-utility property. The reduction in the US corporate tax rate is the only item we would expect to materially impact our future effective tax rate. However, we expect the overall impact of Tax Reform to be economically neutral for the Group. The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate. We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal state aid investigations. At this time we do not expect this to cause any material impact on our future tax charges. 60

National Grid 2017/18 Full Year Results Statement

6. Earnings per share

Adjusted earnings and earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items and remeasurements, see note 3. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

Following the sale of the UK Gas Distribution business on 31 March 2017, National Grid plc returned £3,171 million of proceeds to shareholders through a special dividend, paid on 2 June 2017. In order to maintain the comparability of the Company's share price before and after the special dividend, this was preceded by a share consolidation undertaken on 22 May 2017, replacing every 12 existing ordinary shares with 11 new ordinary shares. The weighted average number of ordinary shares outstanding for the period includes the effect of both the share consolidation and the special dividend from the date the special dividend was paid. The share buy-back programme which commenced on 2 June 2017 is now complete. Purchased shares are held as treasury shares.

(a) Basic earnings per share

	Earnings 2018 £m	Earnings per share 2018 pence	Earnings 2017 £m	Earnings per share 2017 pence
Adjusted earnings from continuing operations	2,060	59.5	2,141	56.9
Exceptional items after tax from continuing operations	1,319	38.1	(312)	(8.3)
Remeasurements after tax from continuing operations	212	6.2	(19)	(0.5)
Earnings from continuing operations	3,591	103.8	1,810	48.1
Adjusted earnings from discontinued operations	-	-	607	16.1
Exceptional items and remeasurements after tax from discontinued operations	(41)	(1.2)	5,378	142.9
Earnings from discontinued operations	(41)	(1.2)	5,985	159.0
Total adjusted earnings	2,060	59.5	2,748	73.0
Total exceptional items and remeasurements after tax	1,490	43.1	5,047	134.1
Total earnings	3,550	102.6	7,795	207.1

	2018 Millions	2017 millions
Weighted average number of shares – basic	3,461	3,763

(b) Diluted earnings per share

	Earnings 2018 £m	Earnings per share 2018 pence	Earnings 2017 £m	Earnings per share 2017 pence
Adjusted earnings from continuing operations	2,060	59.3	2,141	56.7
Exceptional items after tax from continuing operations	1,319	37.9	(312)	(8.3)
Remeasurements after tax from continuing operations	212	6.1	(19)	(0.5)
Earnings from continuing operations	3,591	103.3	1,810	47.9
Adjusted earnings from discontinued operations	-	-	607	16.0
Exceptional items and remeasurements after tax from discontinued operations	(41)	(1.2)	5,378	142.3
Earnings from discontinued operations	(41)	(1.2)	5,985	158.3
Total adjusted earnings	2,060	59.3	2,748	72.7
Total exceptional items and remeasurements after tax	1,490	42.8	5,047	133.5
Total earnings	3,550	102.1	7,795	206.2

	2018 millions	2017 Millions
Weighted average number of shares – diluted	3,476	3,780

61

National Grid 2017/18 Full Year Results Statement

7. Dividends

	2018			2017		
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	15.49	346	176	15.17	540	32
Special dividend	84.375	3,171	-	-	-	-
Final dividend in respect of the prior year	29.10	970	33	28.34	923	151
	128.965	4,487	209	43.51	1,463	183

The Directors are proposing a final dividend for the year ended 31 March 2018 of 30.44p per share that will absorb approximately £1.0 billion of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 16 August 2018 to shareholders who are on the register of members at 1 June 2018 (subject to Shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.

Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special dividend on 2 June 2017 of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). This returned £3,171 million to shareholders. No scrip dividend was offered as an alternative.

8. Discontinued operations and disposal of UK Gas Distribution

On 31 March 2017 the Group completed the disposal of a 61% equity interest in the UK Gas Distribution business, principally comprising the Group's equity and debt interests in National Grid Gas Distribution Limited together with certain other assets (principally property and a 45% interest in Xoserve Limited). Further details are included in the Annual Report and Accounts 2016/17.

The Group sold its 100% equity interest in UK Gas Distribution to Quadgas HoldCo Limited, a newly incorporated UK limited company 61% owned by Quadgas Investments Bidco Limited and 39% by the Group's subsidiary National Grid Holdings One plc. In exchange, the Group received cash consideration of £3,679 million, loan proceeds of £1,775 million and recognised a shareholder loan receivable of £429 million and a 39% equity interest in Quadgas HoldCo Limited.

The UK Gas Distribution business met the criteria to be classified as held for sale at 8 December 2016, the date that the Group initially entered into the sale agreement, and depreciation and amortisation (circa £25 million per month) on tangible and intangible fixed assets ceased from this date. The disposal of UK Gas Distribution resulted in a £5.3 billion gain on disposal. The provisional purchase price allocation reported in the Annual Report and Accounts 2016/17 has been finalised and there were no significant completion adjustments on finalising this exercise in the current year.

The business represented a reportable segment and a separate major line of business and accordingly was presented as a discontinued operation in the consolidated income statement, consolidated statement of comprehensive income and the consolidated cash flow statement in 2016/17.

In 2017/18 a loss of £41 million is reported in discontinued operations, with £33 million relating to the completion accounts settlement in November 2017. In addition, this reflects a net charge of £8 million representing further transaction costs and gains principally relating to the reversal of provisions.

In addition, there was a cash outflow from operating activities of £207 million related to the utilisation of provisions, principally relating to payments of professional fees in respect of the disposal of the UK Gas Distribution business. Net cash flows used in financing activities were £231 million for the settlement of RPI swaps relating to the final stages of the Group-wide liability management programme executed as part of the sale process (2017: cashflows comprising £4.8 billion of debt issued and term debt raised, offset by £3.2 billion in respect of bond buybacks).

On 1 May 2018, the Group announced that it had entered into an agreement with Quadgas Investments BidCo Limited ('the Consortium') regarding the potential sale of its remaining 25% interest in Quadgas HoldCo Limited. Further details are given in notes 3 and 14.

62

National Grid 2017/18 Full Year Results Statement

9. Reconciliation of net cash flow to movement in net debt

	2018 £m	2017 £m
(Decrease)/increase in cash and cash equivalents	(807)	984
(Decrease)/increase in financial investments	(5,953)	5,675
Net decrease/(increase) in borrowings and related derivatives	1,209	(3,715)
Net interest paid on the components of net debt	808	1,955
Change in net debt resulting from cash flows	(4,743)	4,899
Changes in fair value of financial assets and liabilities and exchange movements	2,098	(2,273)
Net interest charge on the components of net debt	(1,017)	(2,401)
Disposal of UK Gas Distribution	-	5,890
Other non-cash movements	(66)	(64)
Movement in net debt (net of related derivative financial instruments) in the year	(3,728)	6,051
Net debt (net of related derivative financial instruments) at start of year	(19,274)	(25,325)
Net debt (net of related derivative financial instruments) at end of year	(23,002)	(19,274)

10. Net debt

	2018 £m	2017 £m
Cash, cash equivalents and financial investments	3,023	9,880
Borrowings and bank overdrafts	(26,625)	(28,638)
Derivatives[1]	600	(516)
Net debt (net of related derivative financial instruments)	(23,002)	(19,274)

1. The derivatives balance included in net debt excludes the commodity derivative liabilities of £47 million (2017:£64 million) and Further Acquisition Agreement (FAA) derivative asset of £110 million (2017: £nil).

11. Commitments and contingencies

	2018 £m	2017 £m
Future capital expenditure contracted for but not provided[1]	1,843	1,913
Operating lease commitments	443	619
Energy purchase commitments[2]	5,328	5,699
Guarantees (a)	2,669	2,780

(a) Guarantees

	2018 £m	2017 £m
Guarantee of sublease for US property (expires 2040)	178	225
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	46	100
Guarantees of certain obligations for construction of HVDC West Coast Link (expires 2018)	213	281
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	63	140
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)[3]	1,009	1,059
Guarantees of certain obligations of construction of IFA2 SAS (expected expiry 2021)[3]	729	354
Guarantees of certain obligations of St William Homes LLP (various expiry dates)[4]	98	147
Other guarantees and letters of credit (various expiry dates)	333	474
	2,669	2,780

1. Following a review in the year, the basis on which we disclose capital commitments has been refined.
2. Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts.
3. Included within total guarantees are guarantees to both joint ventures and EPC contractors regarding the construction of interconnectors of £739 million (2017: £555 million).
4. Includes guarantees to related parties.

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National Grid 2017/18 Full Year Results Statement

11. Commitments and contingencies continued

(b) Litigation and claims

Through the ordinary course of our operations, we are party to various litigations, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2018	2017
Closing rate applied at year end	1.40	1.25
Average rate applied for the year	1.36	1.28

13. Related party transactions

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2018 £m	2017 £m
Sales: Goods and services supplied to a pension plan	3	3
Sales: Goods and services supplied to joint ventures[1]	14	78
Sales: Goods and services supplied to associates[2]	220	-
Purchases: Goods and services received from joint ventures[3]	135	168
Purchases: Goods and services received from associates[3]	160	169
Receivable from joint ventures[4]	160	64
Receivable from associates[4]	376	457
Payable to joint ventures[5]	-	84
Payable to associates	17	27
Interest income from joint ventures	4	-
Interest income from associates	27	-
Dividends received from joint ventures[6]	43	75
Dividends received from associates[7]	170	24

1. In 2018 £5 million (2017: £68 million) of property sites were sold to joint venture St William Homes LLP.
2. Sales in the year relate to transactions with Quadgas HoldCo Limited. Within this is other income of £54 million relating to a Transitional Service Agreement following the sale of the UK Gas Distribution business to Quadgas HoldCo Limited.
3. During the year the Company received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US. Additionally, goods and services were received from UK joint ventures for the construction of a transmission link in the UK.
4. Amounts receivable from associates includes a loan receivable balance from Quadgas HoldCo Limited of £352 million (2017: £434 million) and a loan receivable balance of £130 million (2017: £61 million) from Nemo Link Limited (a joint venture).
5. In previous years the amounts payable to joint ventures include deposits received for National Grid property sites from St William Homes LLP which have been settled during the year.
6. Dividends in respect of joint ventures were received from BritNed Development Limited.
7. Within dividends received from associates in 2018, £144 million (2017: £nil) was from Quadgas HoldCo Limited.

14. Post balance sheet events

On 1 May 2018, the Group announced that it had entered into an agreement with Quadgas Investments BidCo Limited regarding the potential sale of its remaining 25% equity interest in Quadgas HoldCo Limited, the holding company for Cadent Gas Limited. Refer to note 3 for details on the accounting implications on the results for the year ended 31 March 2018 in relation to this agreement.

64

National Grid 2017/18 Full Year Results Statement

Alternative performance measures / non-IFRS reconciliations

Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, capital investment, funds from operations (FFO), FFO/interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure.

In addition to these APMs, we also have APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures. They comprise: Group return on equity (RoE), UK and US regulatory RoE, Regulated Asset Base, regulated asset base growth, invested capital, regulatory financial performance, regulatory gearing, annual asset growth, value growth and value added including value added per share. These measures reflect the inputs used by utility regulators to set the allowed revenues for many of our businesses. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business.

We use regulatory performance measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. We consider that such regulatory measures are important supplemental measures to our IFRS reporting to ensure a complete understanding of Group performance.

As the starting point for our Regulatory Performance Measures is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative Performance Measures

Net revenue

'Net revenue' is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Year ended 31 March	2018			2017		
	Gross revenue	Pass-through costs	Net revenue	Gross revenue	Pass-through costs	Net revenue
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	4,154	(2,243)	1,911	4,439	(2,293)	2,146
UK Gas Transmission	1,091	(257)	834	1,080	(223)	857
US Regulated	9,272	(3,804)	5,468	8,931	(3,411)	5,520
NG Ventures and Other	776	-	776	713	-	713
Sales between segments	(43)	-	(43)	(128)	-	(128)
Total	15,250	(6,304)	8,946	15,035	(5,927)	9,108

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year on year. The various measures are presented on page 14 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 3.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2017/18, as highlighted on page 15, our underlying results exclude £104 million of timing differences, as well as £142 million of storm costs (which are significant in aggregate this year) where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US.

Prior period pro forma including Cadent overlay: To aid comparability with prior years, we show an estimate of adjusted and underlying results and earnings for the continuing business in 2017 and 2016, including an estimated contribution from our 39% interest in UK Gas Distribution (now Cadent).

Constant currency – The adjusted profit measures are also shown on a constant currency basis to show the year on year comparisons excluding any impact of foreign currency movements. This basis is explained in more detail on page 39.

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National Grid 2017/18 Full Year Results Statement

Alternative performance measures / non-IFRS reconciliations continued

Reconciliation of Statutory, Adjusted, Underlying and Underlying (pro forma) Profits and Earnings - At actual exchange rates – Continuing operations

Year ended 31 March 2018	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major Storms	Underlying	Cadent overlay [1, 2]	Underlying (pro forma)
	£m	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,041	-	1,041	14	-	1,055	-	1,055
UK Gas Transmission	487	-	487	18	-	505	-	505
US Regulated	1,734	(36)	1,698	(136)	142	1,704	-	1,704
NG Ventures and Other	231	-	231	-	-	231	-	231
Total operating profit	3,493	(36)	3,457	(104)	142	3,495	-	3,495
Net finance costs	(745)	(229)	(974)	-	-	(974)	-	(974)
Share of post -tax results of JVs and associates	(40)	207	167	-	-	167	-	167
Profit before tax	2,708	(58)	2,650	(104)	142	2,688	-	2,688
Tax	884	(1,473)	(589)	42	(51)	(598)	-	(598)
Profit after tax	3,592	(1,531)	2,061	(62)	91	2,090	-	2,090

Year ended 31 March 2017	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major Storms	Underlying	Cadent overlay [1, 2]	Underlying (pro forma)
	£m	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,361	11	1,372	(137)	-	1,235	-	1,235
UK Gas Transmission	507	4	511	(62)	-	449	-	449
US Regulated	1,278	435	1,713	(199)	-	1,514	-	1,514
NG Ventures and Other	62	115	177	-	-	177	-	177
Total operating profit	3,208	565	3,773	(398)	-	3,375	-	3,375
Net finance costs	(1,087)	58	(1,029)	-	-	(1,029)	29	(1,000)
Share of post -tax results of JVs and associates	63	-	63	-	-	63	144	207
Profit before tax	2,184	623	2,807	(398)	-	2,409	173	2,582
Tax	(374)	(292)	(666)	119	-	(547)	(6)	(553)
Profit after tax	1,810	331	2,141	(279)	-	1,862	167	2,029

Reconciliation of Adjusted, Underlying and Underlying (pro forma) Profits - At constant currency

			At constant currency					
Year ended 31 March 2017	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major Storms	Underlying	Cadent overlay [1, 2]	Underlying (pro forma)
	£m	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,372	-	1,372	(137)	-	1,235	-	1,235
UK Gas Transmission	511	-	511	(62)	-	449	-	449
US Regulated	1,713	(102)	1,611	(187)	-	1,424	-	1,424
NG Ventures and Other	177	4	181	-	-	181	-	181
Total operating profit	3,773	(98)	3,675	(386)	-	3,289	-	3,289
Net finance costs	(1,029)	45	(984)	-	-	(984)	29	(955)
Share of post -tax results of JVs and associates	63	(1)	62	-	-	62	144	206
Profit before tax	2,807	(54)	2,753	(386)	-	2,367	173	2,540

Note 1: 2017 estimate including 39% interest in UK Gas Distribution for the year ended 31 March 2017

The 2017 estimate includes Cadent overlay approximating a 39% stake in UK Gas Distribution (see note 8 for further detail), we have imputed additional net income as follows:

- Reduction to net finance cost of £29 million in each year reflecting additional interest receivable on the shareholder loan;
- Increase in share of post-tax results of joint ventures and associates based on actual operating profit reported by UK Gas Distribution in 2017, less the effect of provisional purchase price adjustments, finance costs reflecting the cost charged to discontinued operations in the comparative period, estimated additional financing costs at holding company level and the tax effects thereon.

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National Grid 2017/18 Full Year Results Statement

Alternative performance measures / non-IFRS reconciliations continued

Note 2: Weighted average number of shares

	2018 Millions	2017 Millions
Weighted average number of shares used for basic EPS	3,461	3,763
Reduction to reflect implied return of capital	-	(300)
Weighted average number of shares used for pro forma	3,461	3,463

The reduction in the weighted average number of shares is an approximation of the impact of the share consolidation and share buyback had these events taken place during the comparative period.

Earnings per share calculations from continuing operations – at actual exchange rates

The table below reconciles the profit before tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Year ended 31 March 2018	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Number	Earnings per share pence
Statutory	3,592	(1)	3,591	3,461	103.8
Adjusted (also referred to as Headline)	2,061	(1)	2,060	3,461	59.5
Underlying	2,090	(1)	2,089	3,461	60.4

Year ended 31 March 2017	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Number	Earnings per share pence
Statutory	1,810	-	1,810	3,763	48.1
Adjusted (also referred to as Headline)	2,141	-	2,141	3,763	56.9
Underlying	1,862	-	1,862	3,763	49.5
Underlying (pro forma)	2,029	-	2,029	3,463	58.6

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to "over and under recoveries". Opening balances of over and under recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
31 March 2017 closing balance[1]	(30)	112	312	394
Opening balance adjustments	-	(1)	(218)	(219)
Restated 1 April 2017 opening balance	(30)	111	94	175
Over/(under) recovery	(14)	(18)	136	104
31 March 2018 closing balance to (recover)/return	(44)	93	230	279
Year on year timing variance	(151)	(80)	(51)	(282)

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
31 March 2016 closing balance[1]	(171)	38	147	14
Opening balance adjustments	4	12	(22)	(6)
Restated 1 April 2016 opening balance	(167)	50	125	8
Over/(under)recovery[2]	137	62	187	386
31 March 2017 closing balance to (recover)/return	(30)	112	312	394
Year on year timing variance	132	(5)	283	410

1. Opening US Regulated balances restated using the average rate for the year to 31 March 2018.
2. Over/under recovery restated using the average rate for the year to 31 March 2018.

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National Grid 2017/18 Full Year Results Statement

Alternative performance measures / non-IFRS reconciliations continued

Capital investment

'Capital investment' or 'investment' refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. St William Homes LLP is excluded based on the nature of this joint venture arrangement.

	At actual exchange rates			At constant currency		
Year ended 31 March	2018	2017	% change	2018	2017	% change
	£m	£m		£m	£m	
UK Electricity Transmission	999	1,027	(3)	999	1,027	(3)
UK Gas Transmission	310	214	45	310	214	45
US Regulated	2,424	2,247	8	2,424	2,113	15
NG Ventures and Other	341	247	38	341	239	43
Group capex	4,074	3,735	9	4,074	3,593	13
Equity investment, funding contributions and loans to joint ventures and associates[1]	177	127	39	177	124	43
Group capital investment	4,251	3,862	10	4,251	3,717	14

1. Excludes £19m (2017: £10m) equity contribution to the St William property joint venture.

Net Debt

See notes 9 and 10 on page 63 for reconciliation of net debt.

Funds from Operations and Interest Cover

Funds from operations (FFO) is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

Year ended 31 March	2018	2017[1]
	£m	£m
Interest expense (P&L)	1,128	1,082
Hybrid interest reclassified as dividend	(51)	(51)
Capitalised interest	128	109
Pensions interest adjustment	(49)	(60)
Interest on lease rentals adjustment	16	18
Unwinding of discount on provisions	(75)	(73)
Other interest adjustments	12	1
Interest paid (discontinued operations)	-	146
Adjusted interest expense	1,109	1,172
Net cash inflow from operating activities	4,710	4,320
Interest received on financial instruments	57	51
Interest paid on financial instruments	(853)	(839)
Dividends received	213	99
Working capital adjustment	(118)	(151)
Excess employer pension contributions	211	606
Hybrid interest reclassified as dividend	51	51
Lease rentals	86	86
Difference in net interest expense in income statement to cash flow	(178)	(170)
Difference in current tax in income statement to cash flow	(206)	(47)
Current tax related to prior periods	(22)	(46)
Cash flow from discontinued operations	(207)	909
Interest paid (discontinued operations)	-	(146)
Funds from operations (FFO)	3,744	4,723
Interest cover (FFO + adjusted interest expense/adjusted interest expense)	4.4x	5.0x

1. Numbers for 2017 reflect the calculations for the total Group as based on the published accounts for the respective years and have not been restated.

68

National Grid 2017/18 Full Year Results Statement Alternative performance measures / non-IFRS reconciliations continued Retained cash flow (RCF)/adjusted net debt Years ended 31 March 2018 2017 £m £m Funds from operations (FFO) 3,744 4,723 Hybrid interest reclassified as dividend (51) (51) Ordinary dividends paid to shareholders (1,316) (1,463) RCF (excl. share buybacks) 2,377 3,209 Repurchase of scrip treasury shares (178) (189) RCF (net of share buybacks) 2,199 3,020 Bank overdrafts - - Borrowings 26,625 28,638 Less: 50% hybrid debt (1,050) (1,033) Cash and cash equivalents (329) (1,139) Restricted cash - 2 Available-for-sale investments (2,304) (7,432) Underfunded pension obligations 857 1,487 Operating leases adjustment¹ 408 526 Derivative asset removed from debt (479) 52 Currency swaps 117 72 Nuclear decommissioning liabilities reclassified as debt 5 36 Collateral – cash received under collateral agreements (878) (709) Accrued interest removed from short term debt (195) (210) Adjusted net debt (includes pension deficit) 22,777 20,290 FFO/adjusted net debt 16.4% 23.3% RCF (excl. share buybacks)/adjusted net debt 10.4% 15.8% RCF (net of share buybacks)/adjusted net debt 9.7% 14.9% ¹ An adjustment to reclassify operating lease commitments as debt. For March 2018 this was calculated as four times the operating lease rental charge for 2018. RCF/adjusted net debt for 2018 includes £207m of cash flows relating to the sale of UK Gas Distribution in 2016/17. Excluding these cash flows, RCF/adjusted net debt for 2017/18 was 10.6%. 69

National Grid 2017/18 Full Year Results Statement

Regulatory Performance Measures

Regulated financial performance

Regulatory financial performance is a pre interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and eliminates timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well understood and comparable IFRS starting point through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate profit driven regulatory returns i.e. Return on Capital Employed (RoCE) and Group Return on Equity (RoE).

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Years ended 31 March	2018 £m	2017 £m
Reported operating profit	1,041	1,372
Movement in regulatory 'IOUs'	51	(288)
Deferred taxation adjustment	70	62
RAV indexation (average 3% long-run inflation)	374	356
Regulatory vs IFRS depreciation difference	(377)	(379)
Fast/slow money adjustment	69	34
Pensions	(49)	(47)
Performance RAV created	83	74
Regulated financial performance	1,262	1,184

UK Gas Transmission

Years ended 31 March	2018 £m	2017 £m
Reported operating profit	487	511
Movement in regulatory 'IOUs'	(91)	(120)
Deferred taxation adjustment	18	39
RAV indexation (average 3% long-run inflation)	173	168
Regulatory vs IFRS depreciation difference	(29)	(21)
Fast/slow money adjustment	(11)	(14)
Pensions	(32)	(53)
Performance RAV created	(16)	(11)
Regulated financial performance	499	499

Regulated asset base

The regulated asset base is a regulatory construct, based on pre-determined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric and, therefore, it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure.

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National Grid 2017/18 Full Year Results Statement

Regulatory Performance Measures continued

Years ended 31 March (£m at constant currency)	RAV, rate base or other business assets		Total Regulated and other assets	
	2018	2017[1]	2018	2017[1]
UK Electricity Transmission	13,045	12,479	12,651	12,034
UK Gas Transmission	6,014	5,755	5,889	5,721
US Regulated	14,762	13,751	16,683	15,238
Total Regulated	33,821	31,985	35,223	32,993
Other assets/invested capital	2,167	1,984	1,824	1,724
Total Group Regulated and other assets	35,988	33,969	37,047	34,717

1. Represented for opening balance adjustments following the completion of the regulatory reporting pack process in 2017.

US rate base and total regulated assets for 31 March 2017 have been restated in the table above at constant currency. At actual currency the values were £15,398 million and £17,063 million respectively.

Other business assets and other assets/invested capital for 31 March 2017 have been restated in the table above at constant currency. At actual currency the values were £2,055 million and £1,814 million respectively.

Group return on equity (RoE)

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and minority interests.

We use Group RoE to measure our performance in generating value for our shareholders and a target for Group RoE is included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. However we do include the calculations below.

Calculation: Regulatory financial performance including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets:

- Adjusted interest removes interest on pensions, capitalised interest and release of provisions;
- Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest;
- Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year.

Years ended 31 March	2018 £m	2017 £m
Regulated financial performance	3,392	3,906
Operating profit of other activities	255	204
Group financial performance	3,647	4,110
Share of post-tax results of joint ventures and associates	238	63
Non-controlling interests	(1)	1
Adjusted Group interest charge	(980)	(1,075)
Group tax charge	(639)	(808)
Tax on adjustments	27	166
Group financial performance after interest and tax	2,292	2,457
Opening rate base/RAV	32,446	40,435
Share of Cadent RAV	512	-
Opening NBV of non-regulated businesses	1,328	1,579
Joint ventures and associates	459	408
Opening goodwill	5,626	5,984
Opening capital employed	40,371	48,406
Opening net debt	(21,770)	(27,346)
Opening equity	18,601	21,060
Return on equity	12.3%	11.7%

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National Grid 2017/18 Full Year Results Statement

Regulatory Performance Measures continued

UK regulated return on equity (RoE)

UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%. They are calculated by dividing elements of out- or under-performance versus the regulatory contract by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

This is an important measure of UK regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. However we do include the calculations below.

US regulated return on equity

US regulated RoE is a measure of how a business is performing against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

This is an important measure of our US regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical.

Years ended 31 March %	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity	
		2018	2017	2018	2017
UK Electricity Transmission	60/40	13.1	13.6	10.2	10.2
UK Gas Transmission	62.5/37.5	10.0	10.8	10.0	10.0
US Regulated	Avg. 50/50	8.9	8.2	9.4	9.5

Value Added and Value Added per Share

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our rate base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.

Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Growth and Value Added section on page 8.

Value added per share is calculated by dividing value added by the weighted average number of shares set out in note 6 on page 61.

Regulatory Gearing

Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NG Ventures, UK property and other assets and US other assets) is funded through debt.

Year ended 31 March	2018 £m	2017* £m	% change
UK RAV	19,059	18,219	5
US Rate base	14,762	15,398	(4)
Other invested capital included in gearing calculation	2,167	2,055	5
Total assets included in gearing calculation	35,988	35,672	1
Net debt (including 100% of hybrid debt)	23,002	23,284	(1)
Group gearing (based on 100% of net debt)	64%	65%	2
Group gearing (excluding 50% of hybrid debt from net debt)	61%	62%	2

* Net debt for 2017 adjusted to include impact of future £4.01bn return of capital relating to the sale of a stake in UK Gas Distribution.

72